As filed with the Securities and Exchange Commission on June 13, 2006
Registration No. 333-134237

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
AMENDMENT No. 1
to
FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
OCEANIC EXPLORATION COMPANY
(Exact name of small business issuer in its charter)

Delaware	1311	84-0591071
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code No.)	Identification Number)
7800 East Dorado Place, Suite 250
Englewood, CO 80111
(303) 220-8330
(Address and telephone number of principal executive offices and principal place of business)
CHARLES N. HAAS, PRESIDENT
OCEANIC EXPLORATION COMPANY
7800 East Dorado Place, Suite 250
Englewood, CO 80111
(303) 220-8330
(Name, address and telephone number of agent for service)
Copies of communications to:
PAUL H. SHAPHREN, ESQ.
Callister Nebeker & McCullough
Gateway Tower East, Suite 900
10 East South Temple
Salt Lake City, UT 84133
(801) 530-7300
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Dollar Amount to be	Proposed	Proposed Maximum	Amount of
Securities to be Registered	Registered	Maximum	Aggregate Offering	Registration
		Offering Price	Price (1)	Fee
Per Unit
Common Stock, $.0625 par	$6,080,960	$.32	$6,080,960	$650.67 (2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o)

(2)	Previously paid

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED June 13, 2006
PROSPECTUS
OCEANIC EXPLORATION COMPANY
19,000,000 Shares of Common Stock
Issuable Upon Exercise of Subscription Rights

•	Oceanic Exploration Company (referred to as Oceanic or we) is distributing non-transferable, irrevocable subscription rights to purchase shares of common stock in this rights offering to persons who owned shares of our common stock on June 19, 2006.

•	You will receive 0.466958 subscription rights for each share of common stock you owned on June 19, 2006, rounded up to the next whole subscription right. Each whole subscription right entitles you to purchase one share of common stock for $.32. You must own Oceanic‘s common stock at the official offering date to participate in this rights offering.

•	If you exercise all of your subscription rights, you may elect to purchase additional shares at the same price. The exercise of such over-subscription privilege is non-transferable and irrevocable. NWO Resources Inc. (NWO), our principal stockholder, has stated its intention to exercise its subscription rights, thereby purchasing 16,000,651 shares, and has also indicated that it may purchase any additional shares that are not subscribed for by other stockholders. NWO is considered to be acting as the underwriter of the rights offering. It is, however, not obligated to exercise its subscription rights or to purchase additional shares.

•	The subscription rights are exercisable beginning on the date of this prospectus and continuing until 5:00 p.m., Mountain Daylight Time (MDT), on July 21, 2006 (the Expiration Date). Common stock issued upon exercise of the rights will be delivered within 15 business days after the expiration of the rights offering. We reserve the right to extend the rights offering up to an additional 30 days and to cancel the rights offering at any time. If the rights offering is terminated, any funds you paid will be refunded within 15 business days. There is no minimum that we must sell in order to complete the rights offering. The rights offering is being made on an ‘any’ or ‘all’ basis. This means that Oceanic may accept any subscription received, and you will not have the right to receive a refund of funds you pay, even if not all 19,000,000 shares of common stock offered are subscribed for in the rights offering.

•	The subscription rights may not be sold or transferred. The last sale price of our common stock on June 13, 2006 was $.25.

•	Our subsidiary, Petrotimor Companhia de Petróleos, S.A. (Petrotimor), was granted a concession to explore for oil and gas by Portugal in the Timor Sea, between East Timor and Australia. Oceanic and Petrotimor have filed a lawsuit, including charges of civil RICO and antitrust violations against ConocoPhillips and commercial authorities established by the governments of Australia, Indonesia and East Timor. The complaint alleges theft, conversion and bribery pertaining to our oil and gas rights in the Timor Sea. The complaint seeks damages of at least $10.5 billion, which would be trebled under the applicable laws. We will spend a majority of the net proceeds from the rights offering pursuing our legal claims for these damages. We may not recover any damages. Even if we are successful in recovering damages, our recovery could be substantially less than the amount we requested in the complaint.

The exercise of the subscription rights involves substantial risk. For a discussion of certain factors that should be considered in evaluating an investment in the securities offered, see ‘Risk Factors’ on page 6.

		Discount and
	Subscription Price	Commissions	Net Proceeds(1)
Per Share	$.32	None	$.32
Total(2)	$6,080,000	None	$6,080,000

(1)	Before deducting estimated expenses of the rights offering of $80,000 payable by us.

(2)	Up to 3,000 additional shares of common stock may be issued solely in connection with the rounding up of shares, if any. If these shares are issued in full the Net Proceeds will be $6,080,960.
Prospectus Dated June    , 2006

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     No person is authorized to give any rights offering information or to make any representations other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Oceanic since the date hereof or that the information contained by reference herein is correct as of any time subsequent to its date.
     This rights offering is being made in all 50 states of the United States and the District of Columbia. This rights offering is not being made to stockholders outside of the United States. Exercise of over-subscription rights will not be allowed for Oregon residents.
For California Residents:
     This rights offering is limited to stockholders who satisfy the following suitability standards:
     (i) the stockholder has a net worth of $200,000 or more (exclusive of home, furnishings and automobile); or
     (ii) the stockholder has at least $50,000 of annual gross income and $75,000 of liquid net worth.

INDEMNIFICATION OF OFFICERS AND DIRECTORS	37
LEGAL MATTERS	38
EXPERTS	38
IF YOU WOULD LIKE MORE INFORMATION	38
INTERIM FINANCIAL STATEMENTS (UNAUDITED)	F-1
CONSOLIDATED FINANCIAL STATEMENTS	F-7
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-8
Consolidated Balance Sheets	F-9
Consolidated Statements of Operations	F-10
Consolidated Statements of Stockholders’ Equity	F-11
Consolidated Statements of Cash Flows	F-12
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-13
FORM OF SUBSCRIPTION AGREEMENT
Opinion and Consent of Callister Nebeker & McCullough
Consent of Grant Thornton LLP

PROSPECTUS SUMMARY
     This section answers in summary form some questions you may have about Oceanic Exploration Company and this rights offering. The information in this section is a summary and therefore does not contain all of the information that you should consider before exercising your subscription rights. You should read the entire prospectus carefully, including the ‘Risk Factors’ section and the documents listed under ‘If You Would Like More Information.’
QUESTIONS AND ANSWERS ABOUT OCEANIC EXPLORATION COMPANY
What is Oceanic Exploration Company?
     We were incorporated in December 1968 as a Delaware corporation and historically have been engaged in the business of acquiring oil and gas concessions covering large blocks of acreage in selected areas of the world. The term ‘concession’ means exploration, development and production rights with respect to a specific area. After we buy those rights, we conduct exploration activities on that property, including seismic and other geophysical evaluation and exploratory drilling where appropriate. We did not conduct any oil and gas exploration or production activities and did not receive any significant revenue from oil and gas properties in 2004 or 2005. We do not expect to receive any material revenue from oil and gas properties in 2006.
     One of our oil and gas properties is located in an area between East Timor and Australia. It is a concession that was granted by Portugal, and has been, and is being disputed. Third parties, including ConocoPhillips are currently developing the Bayu-Undan field in the area covered by our disputed concession. According to the 2000 Annual Report of Petroz N.L., which was acquired by ConocoPhillips in December 2000, there are proven reserves of 297 million barrels of condensate and natural gas liquids and 2.7 trillion cubic feet of gas in the Bayu-Undan field alone, with another 107 million barrels and .7 trillion cubic feet possible. In August of 2001, we issued a Statement of Claim out of the Federal Court of Australia against the Commonwealth of Australia and ConocoPhillips and other parties. In 2003, the Australian Federal Court ruled that it lacked the jurisdiction to hear the claims we made. We appealed the decision but in February of 2004, we determined that the most appropriate venue under the circumstances would be the United States and therefore the appeal was discontinued. In March of 2004, we filed a lawsuit in the United States District Court for the District of Columbia against ConocoPhillips and its affiliates alleging that they have damaged us by their bribery, theft, and conversion of oil and gas resources within our disputed 14.8 million-acre concession. We are currently actively pursuing the lawsuit.
     On March 1, 2005, the Complaint was amended to reflect claims that we were effectively prevented from obtaining concessions granted by the Designated Authority due to the misdeeds of other defendants. The defendants filed motions to dismiss with the Court on March 28, 2005 and pleadings opposing and supporting the motions to dismiss were filed through April 28, 2005. No communication has been received from the Court since this date.
     During the three months ended March 31, 2006 and 2005, the Company incurred expenses of $270,880 and $353,215, respectively, related to legal, consulting and commercial activities in Australia and the Timor Gap area. We spent $1,495,048 and $1,883,375 during the years ended December 31, 2005 and 2004, respectively, pursuing these claims. These expenses have been recorded as exploration expenses in the accompanying statements. We have financed certain past expenses of pursuing these claims by borrowing from NWO, and we will use part of the proceeds of the rights offering to repay the amounts owing to NWO, plus continuing to pursue these claims. We expect that expenses relating to the claims will continue to be significant until our litigation is resolved.
     We also provide management services to various entities with which our Chairman of the Board of Directors and Chief Executive Officer, James N. Blue, is affiliated. We provide:
•	Management, administrative and bookkeeping services to San Miguel Valley Corporation (San Miguel),

•	Management, administrative and professional services to Cordillera Corporation (Cordillera), and

•	Consulting services, including monitoring exploration and production activities on a worldwide basis to identify potential investment opportunities for Harvard International Resources Ltd. (HIRL).
     Together, these management services provided substantially all of our total revenue in 2005 and 2004. Except for the contract with HIRL, all management services are provided at payroll cost plus benefits and include a 5% markup on that total to cover the administrative expenses. The services are provided to HIRL for a flat fee of $2,500 per month.

Where are we located?
Our principal executive offices are located at
     Oceanic Exploration Company
     7800 East Dorado Place, Suite 250
     Englewood, CO 80111
     (303) 220-8330
Who Controls Oceanic Exploration Company?
     NWO owns approximately 84.21% of our outstanding shares of common stock. NWO is a holding company incorporated in Ohio. NWO’s primary holding is an investment in Ohio Gas Company, a natural gas distribution company that provides natural gas services to customers over several counties in northwest Ohio. Our Chief Executive Officer and Chairman of the Board of Directors, James N. Blue, is Chairman of the Board of Directors and President of Cordillera, the major stockholder of NWO. He is also Chairman of the Board of Directors and President of NWO. Through affiliates, Mr. Blue indirectly beneficially holds a majority of the common stock of Cordillera Corporation.
     If all stockholders fully exercise their subscription rights, the effective percentage ownership of each stockholder will remain unchanged. If the other stockholders do not exercise their rights and NWO purchases all shares of common stock that are available, NWO will control approximately 89.24% of the issued common stock.
QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING
What is a rights offering?
     A rights offering is an opportunity for you to purchase additional shares of common stock at a fixed price and in an amount at least proportional to your existing interest, which enables you to maintain and possibly increase your current percentage ownership.
What is a subscription right?
     We are distributing to you at no charge 0.466958 subscription rights for every share of our common stock that you owned as a holder of record on June 19, 2006. We will not distribute any fractional subscription rights, but will round the number of subscription rights you receive up to the next largest whole number. Each whole subscription right entitles you to purchase one share of our common stock for $.32. When you ‘exercise’ a subscription right that means that you choose to purchase the number of shares of common stock that the subscription right entitles you to purchase. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. You cannot give away, transfer or sell your subscription rights. Only you may exercise your subscription rights.
What is the basic subscription privilege?
     The basic subscription privilege of each whole subscription right entitles you to purchase one share of our common stock at a subscription price of $.32.
What is the over-subscription privilege?
     We do not expect that all of our stockholders will exercise all of their basic subscription privileges. By extending over-subscription privileges to our stockholders, we are providing for the purchase of those shares that are not purchased through exercise of basic subscription privileges. The over-subscription privilege of each subscription right entitles you, if and when you fully exercise your basic subscription privilege, to subscribe for additional shares of common stock at a subscription price of $.32 per share.
What are the limitations on the over-subscription privilege?
     If sufficient shares are available in the rights offering, we will honor all over-subscription requests in full. If over-subscription requests exceed the number of shares available, we will allocate the available shares among stockholders who over-subscribed in proportion to the over-subscription request of all over-subscribing stockholders. NWO, our principal stockholder, has stated its intention to exercise its basic subscription rights and may purchase any additional shares that are not subscribed for by other stockholders in the rights offering, to the extent such shares are available. It has indicated that there is no minimum number of shares that other stockholders must subscribe for before it will consider purchasing the additional shares. NWO is, however, not obligated to exercise its basic subscription rights or to purchase any additional shares that are not subscribed for by other stockholders and may decide not to do so. NWO is considered to be acting as the underwriter of the rights offering.
Why are we engaging in a rights offering and how will the proceeds be used?
     We are making this rights offering with the intention of raising up to approximately $6,080,000. A majority of the proceeds from the rights offering will be used to pursue our claims and the claims of our subsidiary, Petrotimor Companhia de Petróleos, S.A. (which we refer to in this prospectus as Petrotimor), against ConocoPhillips, Inc. and designated subsidiaries, the Timor Sea Designated Authority for the Joint Petroleum Development Area, the Timor Gap Joint Authority for the Zone of Cooperation, PT Pertamina and BP Migas. These claims allege theft, bribery and conversion of oil and gas resources within our disputed 14.8 million acre Timor Gap concession. As of April 30, 2006, we have also borrowed $2,040,856 plus interest from NWO for these purposes, using the terms of the Promissory Note (Line of Credit) that currently exists. We will use the proceeds to repay these borrowings first. The remaining proceeds will also be used to fund future operations. We want to give you the opportunity to participate in our equity fund-raising so that you will have the ability to maintain your proportional ownership interest in us.
What is the Board of Directors recommendation regarding the rights offering?
     We are not making any recommendation as to whether or not you should exercise your subscription rights. You should make your decision based on your own assessment of your best interests.
How many shares may I purchase?
     You will receive 0.466958 subscription rights for each share of common stock that you owned on June 19, 2006. We will not distribute fractional subscription rights, but will round the number of subscription rights you are to receive up to the next largest whole number. Each whole subscription right entitles you to purchase one share of common stock for $.32. If you exercise all of the subscription rights that you receive, you may have the opportunity to purchase additional shares of common stock. In your subscription agreement, you may request to purchase as many additional shares as you wish for $.32 per share. We may honor all of these over-subscription requests, but if not, you may not be able to purchase as many shares as you requested in your subscription agreement. We have the discretion to issue less than the total number of shares that may be available for over-subscription requests in order to comply with state securities laws.
How did we arrive at the $.32 per share subscription price?
     Independent members of our Board of Directors set all of the terms and conditions of the rights offering, including the subscription price. The $.32 subscription price was based on the strategic alternatives available to us for raising capital, the lack of trading volume in our stock, the market price of our common stock before and after the announcement of the rights offering, our business prospects and general conditions in the securities markets.
How do I exercise my subscription rights?
     You must properly complete the attached subscription agreement and deliver it to us before 5:00 p.m., MDT, on July 21, 2006 (the Expiration Date). Our address is 7800 East Dorado Place, Suite 250, Englewood, CO 80111. Any subscription agreements received after that date will be immediately returned.
How do I pay for my shares?
     Your subscription agreement must be accompanied by proper payment by wire transfer, certified check, or bank draft (cashier’s check) drawn upon a U.S. bank or a money order payable to Oceanic Exploration Company for each share that you wish to purchase pursuant to both your basic and over-subscription privileges. Please contact Courtney Cowgill, CFO, for wiring instructions at the address given earlier. We cannot accept personal checks and will return those checks to you.

How long will the rights offering last?
     You will be able to exercise your subscription rights only during a limited period. If you do not exercise your subscription rights before 5:00 p.m., MDT, on the Expiration Date of July 21, 2006 the subscription rights will expire. We have the discretion to extend the rights offering up to an additional 30 days.
What if my shares are not held in my name?
     If you hold your shares of our common stock in the name of a broker, dealer or other nominee, then your broker, dealer or other nominee is the record holder of the shares you own. The record holder must exercise the rights on your behalf for the shares of common stock you wish to purchase. Therefore, you will need to have your record holder act for you. If your shares are held in trust, then you must ask your trustee to act for you.
     If you wish to participate in this rights offering and purchase shares of common stock, please promptly contact the record holder of your shares. We will ask your broker, dealer or other nominee to notify you of this rights offering.
After I exercise my subscription rights, can I change my mind and cancel my purchase?
     No. Once you send in your subscription agreement and payment, you cannot revoke the exercise of your subscription rights, even if you later learn information about us that you consider unfavorable and even if the market price of our common stock is below the $.32 per share purchase price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a price of $.32 per share.
Is exercising my subscription rights risky?
     The exercise of your subscription rights involves significant risks. Exercising your subscription rights means buying additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. Risks associated with our common stock include the following:
•	we have incurred material net losses;

•	we have no oil and gas operations or revenues;

•	we were unsuccessful in our original lawsuit brought in Australia in that the court found it did not have jurisdiction to hear our case;

•	we voluntarily withdrew our appeal of the jurisdiction issue in the Australian case;

•	motions to dismiss our lawsuit in the United States are currently pending;

•	we are incurring significant costs and negative cash flow in connection with legal claims related to our East Timor concession;

•	we may not recover any damages in our current lawsuit and all of the legal fees that we spend on the lawsuit may be of no value to us;

•	we have been unsuccessful to date, in obtaining recognition of the East Timor concession;

•	we are controlled by our principal stockholder.
     Risks specific to the rights offering include the following:
•	the rights offering price was not based on an independent valuation by outside sources and our stock price may decline below the offering price;

•	your percentage ownership of Oceanic may be diluted in the offering;

•	you will not earn interest on funds tendered on subscription;

•	the proceeds of the rights offering may not be sufficient to satisfy all of our capital needs.
     You should carefully consider the risks described under the heading ‘Risk Factors.’ You may wish to consult your own legal advisor regarding the merits and risks of our pending litigation before deciding whether to invest.
Must I exercise any subscription rights?
     No. You are not required to exercise your subscription rights or take any other action.

What happens if I choose not to exercise my subscription rights?
     You will retain your current number of shares of common stock even if you do not exercise your subscription rights. However, if other stockholders exercise their subscription rights and you do not, the percentage of Oceanic that you own will diminish, and your voting and other rights will be diluted.
Can I sell or give away my subscription rights?
     No. Should you choose not to exercise your rights, you may not sell, give away or otherwise transfer your rights. However, rights will be transferable by operation of law such as to the estate of a stockholder upon the death of that stockholder.
What happens to my rights if I sell or transfer my shares after the record date and prior to exercising my subscription rights?
     You may exercise your rights even if you have sold or transferred your shares of common stock after the record date and prior to exercising your subscription rights. Your subscription rights will not be forfeited.
What are the Federal Income Tax consequences of exercising my subscription rights?
     The receipt and exercise of your subscription rights are intended to be nontaxable events. You should seek specific tax advice from your personal tax advisor.
When will I receive my new shares?
     If you purchase shares of common stock through the rights offering, you will receive certificates representing those shares within 15 business days after the Expiration Date, which Expiration Date may be extended up to 30 days.
Can the Board of Directors extend or cancel the rights offering?
     Yes. The Board of Directors may decide to extend the rights offering up to an additional 30 days or cancel the rights offering at any time, on or before July 21, 2006, for any reason. If the rights offering is cancelled, any funds you paid will be refunded within 15 business days.
How much money will Oceanic Exploration Company receive from the rights offering?
     We are making this rights offering with the intent to raise approximately $6,080,000 by offering 19,000,000 shares of stock at $.32 per share. We are offering shares in the rights offering with no minimum purchase requirement. The rights offering is being made on an ‘any’ or ‘all’ basis, which means that Oceanic may accept any subscription received, even if all of the 19,000,000 shares of common stock offered are not subscribed for in the rights offering. As a result, there is no assurance we will be able to sell all or any of the shares being offered. However, NWO, our principal stockholder, has indicated its intention to exercise fully its basic subscription rights and may purchase any additional shares that are not subscribed for by other stockholders. NWO is, however, not obligated to exercise its basic subscription rights or to purchase any additional shares that are not subscribed for by other stockholders and may decide not to do so.
How many shares will be outstanding after the rights offering?
     The number of shares of common stock that will be outstanding after the rights offering will depend on the number of shares that are purchased in the rights offering. If we sell all of the shares being offered, then we will issue approximately 19,000,000 shares of common stock. In that case, we will have approximately 59,688,881 shares of common stock outstanding after the rights offering.
How do the ‘penny stock’ rules affect my ability to resell shares after exercising my rights in the rights offering?
     Broker-dealer practices in connection with transactions in ‘penny stocks’ are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks, like shares of our common stock, generally are equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on Nasdaq. The burdens imposed upon stockbrokers under the penny stock rules discourage stockbrokers from effecting transactions in our common stock, which may limit the market liquidity and the ability of investors to trade our common stock. The lack of volume and transactions in our stock may reduce the overall market value of the common stock.

What if I have more questions?
     If you have more questions about the rights offering, please contact our Chief Financial Officer, Courtney Cowgill, at 7800 East Dorado Place, Suite 250, Englewood, Colorado 80111, by telephone at (303) 220-8330, or by email at Courtney.Cowgill@OceanicExploration.com.
SUMMARY FINANCIAL INFORMATION
     The following table sets forth our summary financial data. The summary financial data in the table is derived from our financial statements. You should read the data in conjunction with the financial statements, related notes and other financial information included therein.

	Quarter Ended		Year Ended
	March 31		December 31
	(unaudited)
Statement of Earnings Data	2006	2005	2005	2004
Revenue	$264,945	$232,770	$947,758	$832,711
Costs and expenses	754,516	778,172	3,145,937	3,572,524
Net loss	(489,571)	(545,402)	(2,198,179)	(2,739,813)
Loss per share of common stock	(0.012)	(0.013)	(0.054)	(0.076)

	March 31, 2006
	(unaudited)		December 31, 2005
Balance Sheet Data	Actual	As Adjusted(1)	Actual
Net (negative) positive working capital	($2,337,110)	$3,662,890	($1,860,662)
Total assets	143,321	4,240,228	117,487
Stockholders’ (deficit) / equity	(3,017,555)	2,982,445	(2,527,984)

(1)	As adjusted to give effect to the sale of 19,000,000 shares of common stock hereby at an assumed offering price of $.32 per share and the application of net estimated proceeds at March 31, 2006.
See sections titled ‘Use of Proceeds’ and ‘Capitalization.’
RISK FACTORS
     Investing in our common stock involves substantial risks. You should be able to bear a complete loss of your investment. You should carefully consider the following factors and other information in this prospectus before deciding to exercise your subscription rights and purchase our common stock.
Risk Factors Relating to the Offering of Subscription Rights
     The market price of our common stock may decline. We cannot assure you that the public trading market price of our common stock will not either increase or decline before the subscription rights expire. If you exercise your subscription rights and the market price of the common stock goes below $.32, then you will have committed to buy shares of common stock in the rights offering at a price that is higher than the price at which our shares could be purchased in the market. Moreover, we cannot assure you that you will ever be able to sell shares of common stock that you purchased in the rights offering at a price equal to or greater than the subscription price.
     Determination of the subscription price was not based on an independent valuation and may not be the true value of the shares. The terms and conditions of the rights offering, including the subscription price, was not based on an independent valuation of Oceanic. The $.32 subscription price was based on the market price of our common stock before the announcement of the rights offering, the lack of trading volume in our stock, our business prospects and the general conditions in the securities markets. The subscription price does not necessarily bear any relationship to our past operations, cash flows, current financial condition, or any other established criteria for value. You should not consider the subscription price as an indication of the value of Oceanic or our common stock. See ‘Determination of Offering Price.’

     You will not be able to revoke your exercise of subscription rights. Once you exercise your subscription rights, you cannot revoke the exercise.
     Your percentage ownership of Oceanic Exploration Company may be diluted. If you do not exercise all of your basic subscription rights, you may suffer significant dilution of your percentage ownership of our stock relative to stockholders who fully exercise their subscription rights. For example, if you own 407,000 shares of common stock before the rights offering, or approximately 1.0% of our equity and you exercise none of your subscription rights while all other subscription rights are exercised through the basic subscription privilege or over-subscription privilege, then the percentage ownership represented by your 407,000 shares will be reduced to approximately .68%.
     You may not be able to sell your shares of common stock immediately upon expiration of the rights offering. Until certificates are delivered upon expiration of the rights offering, you may not be able to sell the shares of our common stock that you purchase in the rights offering. Certificates representing shares of our common stock that you purchased will be delivered within 15 business days after the July 21, 2006 expiration of the rights offering, which may be extended up to 30 days.
     The rights offering may be cancelled and funds returned without interest. If we elect to cancel the rights offering, we will have no obligation with respect to the subscription rights except to return, without interest, any subscription payments.
     You will not earn interest on any funds delivered to us to exercise the rights. We will not pay you interest on funds delivered to us pursuant to the exercise of rights.
     The rights offering may not satisfy our need for capital. We intend to raise approximately $6,080,000 by making this rights offering, but no assurance can be given that we will be able to do so. Because there is no established minimum purchase requirement, we may complete the rights offering without having raised the full $6,080,000. If we do not raise the full $6,080,000, our ability to pursue the East Timor lawsuit may be limited and we may not be able to fund the ongoing operations to the extent contemplated in this prospectus. Other than our promissory note with NWO, which allows us to borrow up to $4,000,000, we do not have any commitments for raising either debt or equity capital. We cannot assure you that the funds from this rights offering will be sufficient to fund operations and pursue the East Timor lawsuit to its conclusion. Even if all of the $6,080,000 is raised in this rights offering, we will likely need more capital to fund our operations during or after 2007. This is because we are unable to estimate when we will conclude the lawsuit. Assuming that the lawsuit continues into 2007, we may need additional capital to fund litigation costs. Such additional financing will present additional risks to our stockholders, depending on the price and terms attached to such funding. See ‘Use of Proceeds.’
Risk Factors Relating to Oceanic Exploration Company
     We have suffered recurring material net losses. We have suffered recurring material net losses and losses from operations during the most recent interim period and in recent fiscal years. Net losses for the quarters ended March 31, 2006 and 2005 were ($489,571) and ($545,402), respectively. Net losses for the year ended December 31, 2005 and 2004 were ($2,198,179) and ($2,739,813), respectively. Our stockholders’ deficit has increased from ($329,805) as of December 31, 2004 to ($3,017,555) as of March 31, 2006. We expect significant losses for the remainder of 2006.
     Our only significant revenue in fiscal years 2005 and 2004 was from management services to related parties. We provide management and other services to San Miguel, Cordillera and HIRL. The contracts with each entity do not provide for an end date but most do contain a clause requiring 60 days termination notice. Each of these companies is a related party. There is no assurance that the contracts will continue in the future.
     We currently have no oil and gas operations or revenues but have increasing costs charged to exploration expenses, which are primarily legal and professional expenses related to our disputed concession in East Timor. We have not generated any material revenues from oil and gas operations for the past five fiscal years and there is no assurance that oil and gas revenue will be generated in the future. We are currently actively pursuing legal claims related to our disputed oil and gas concession in the Timor Gap between East Timor and Australia. During each of the three month periods ended March 31, 2006 and 2005, we incurred expenses of $270,880 and $353,215, respectively. We spent $1,495,048 and $1,883,375 during the years ended December 31, 2005 and 2004, respectively, pursuing these claims. We will spend a majority of the net proceeds from the rights offering pursuing these claims. We expect that expenses relating to the claims will continue to be significant until our litigation is resolved.

     Our East Timor concession has not been recognized by the current government of East Timor. The current government of East Timor has not recognized our oil and gas concession in East Timor. No government of East Timor has recognized our concession other than Portugal, which granted the concession in December 1974 when East Timor was under its administrative control. Regardless of the outcome of the East Timor lawsuit, our concession may never be recognized by a current government of East Timor.
     We were not successful with our Australian litigation regarding the East Timor concession. Oceanic and Petrotimor brought suit in the Federal Court of Australia against the Commonwealth of Australia, the Joint Authority established by the Timor Gap Treaty, and the ConocoPhillips companies operating in the area. We claimed that the Timor Gap Treaty and the related legislation of the Australian Parliament was void or invalid for a number of reasons. On February 3, 2003, the Federal Court of Australia issued an adverse decision in the lawsuit. It ruled that it lacked the jurisdiction to hear our claims. On May 6, 2003, it also ruled that it lacked jurisdiction relating to claims of misuses of confidential information. We subsequently sought leave to appeal to the High Court. The appeal was discontinued on February 6, 2004 when we determined that the most appropriate venue, under the circumstances, would be in the United States of America. The Federal Court’s decision to dismiss the underlying action without prejudice was therefore allowed to stand.
     We may be unsuccessful with respect to our pending legal proceedings and pursuit of commercial opportunities in East Timor. Our current lawsuit against ConocoPhillips and others (which we refer to as the ‘East Timor lawsuit’) has been brought in the United States District Court for the District of Columbia. The complaint was filed on March 1, 2004 and last amended on March 1, 2005. The defendants filed motions to dismiss with the Court on March 28, 2005 and pleadings opposing and supporting the motions to dismiss were filed through April 28, 2005. No communication has been received from the Court since this date.
     This case, in general, involves the allegations of theft, conversion and bribery by ConocoPhillips and others relating to the hydrocarbon resources that rightly belong to Oceanic and Petrotimor, plus allegations that the misdeeds of the defendants effectively prevented us from competing for an oil and gas concession granted by the Designated Authority. In order to recover compensation for damages we have suffered, we must be successful in our current litigation either through a judgment or through settlement. There is no assurance we will be successful in the lawsuit.
     If we are unsuccessful in our legal proceedings, do not receive damages for our claims, and do not achieve recognition in East Timor, we may have no further interest in East Timor and will have incurred substantial legal and other expenses over a protracted period of time in trying to protect our rights. The parties involved in the legal proceedings have substantial resources and we expect them to contest our claims. While we believe there is a reasonable probability of prevailing in the litigation, the ultimate outcome of the lawsuit cannot be determined at this time. Ultimately, we must obtain a final judgment or settlement of the lawsuit or achieve recognition of our rights by the new government in East Timor in order to recover the benefits of our concession in East Timor.
     We are not currently conducting discussions with East Timor government officials regarding our application to expand our East Timor concession, although we have tried in the past. Unless there is a change in the current government in East Timor, it is unlikely that we will pursue the application. At this time, we are unable to assess the outcome of both the lawsuit and the recognition of our concession with the current government of East Timor. See ‘Legal Proceedings.’
     Even if we are successful in obtaining recognition and entitlement to the benefits of the concession, the ultimate value of the concession cannot be determined at this time.
     We face significant competition. The defendants in the East Timor lawsuit have far greater resources than we have. We may not be able to fund the litigation to conclusion or settle the litigation on terms favorable to us; however, we intend to make every effort to do so.
     The oil and gas industry is competitive, and we must compete with many long-established companies having far greater resources and operating experience. Furthermore, the demand for financing of oil, gas, mineral exploration, and development programs substantially exceeds the available supply, and we compete with other exploration and development companies of far greater means for the available funds. There is no independent competition for the management services activities, but each of the related parties to which we provide those services could elect to have their own employees provide those services.
     Because we are subject to the ‘penny stock’ rules, the level of trading activity in our stock may be reduced which may make it difficult for investors to sell their shares. Our common stock is penny stock as defined by the Exchange Act. Broker-dealer practices in connection with transactions in ‘penny stocks’ are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks, like shares of our common stock, generally are equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on Nasdaq. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and ‘accredited investors’ must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The inability of institutional investors to trade our common stock and the additional burdens imposed upon stockbrokers by these requirements discourages stockbrokers from effecting transactions in our common stock, which may limit the market liquidity and the ability of investors to trade our common stock. The lack of volume and transactions in our stock may reduce the overall market value of the common stock.
     Our business in the oil and gas industry is subject to price volatility and foreign risks. Oil and gas exploration activities, especially in foreign areas, are subject to a wide variety of risks that affect not only the concessions themselves but also their sale ability (whether of partial interests or otherwise) to third parties. The industry is also subject to fluctuations in the price of and the demand for oil and gas.
     Our foreign operations are subject to risks such as nationalization, jurisdictional disputes, civil unrest, taxation and price and demand fluctuations. Our oil and gas concessions are generally located in territories controlled by foreign governments. As a result, the concessions may be subject to the following risks:
•	Potential expropriation or nationalization of concessions or facilities by foreign governments

•	Jurisdictional disputes between foreign governments concerning areas in which our concessions are located

•	Civil unrest or significant political changes in foreign countries in which we hold concessions

•	Taxation by foreign governments of our income derived within their jurisdiction or other forms of tax combined with uncertainties over the availability in the United States of foreign tax credits for taxes actually paid to foreign governments

•	Application of foreign procedural or substantive laws

•	Fluctuations in the price of and the demand for oil and gas
     Certain of our properties, including those in Greece, Taiwan and the East Timor Gap, are subject to current disputes between foreign governments that have essentially, in addition to our lack of funds, precluded development of those properties. There is no assurance that such disputes will be resolved in a timely manner.
     At the current time, we do not intend to pay dividends on the common stock. We use all available funds for working capital purposes and have never paid a dividend. We do not anticipate paying dividends at the current time. Any future payment of dividends by us is subject to the discretion of the Board of Directors.
     We are controlled by our principal stockholder. Our principal stockholder, NWO, currently owns 84.21% of our common stock. If all stockholders fully exercise their subscription rights, the effective percentage ownership of each stockholder will remain unchanged. If none of the other stockholders exercise their rights and NWO purchases all shares of common stock that are available to purchase, then NWO will control approximately 89.24%. In such event, NWO would increase its ownership and all of our current shareholders, except for NWO, would be diluted in percentage ownership of Oceanic. Our Chairman of the Board of Directors and Chief Executive Officer, Mr. Blue, is Chairman of the Board of Directors, President and the indirect beneficial owner of a majority of the common stock of Cordillera, which is the major stockholder of NWO. Mr. Blue is the Chairman of the Board and President of NWO.
There are conflicts of interest between us and our management and their affiliates. There have been material transactions between us and our management and their affiliates, some of which cannot be deemed to have been the result of arm’s length negotiations. We provide management services to Cordillera and San Miguel Valley and consulting services, including monitoring exploration and production activities on a worldwide basis to identify potential investment opportunities for HIRL. James N. Blue, our Chairman of the Board of Directors and Chief Executive Officer, is affiliated with each of these corporations. In addition, Mr. Blue receives officers’ fees of $5,000 per month for his services as Chairman of the Board of Directors and Chief Executive Officer. He is President and a director of NWO and Chairman of the Board of Directors, President and an indirect beneficial owner of a majority of the common stock of Cordillera, a related party, and a principal source of our current management revenue. Mr. Blue’s son, Karsten Blue, performs services for us on the East Timor project on a monthly basis for which we pay his employer, Cordillera, up to $72,976 per year. Karsten Blue provided and will continue to coordinate various activities relating to the East Timor lawsuit. These include coordinating with legal counsel and meeting with business and governmental advisors.
     We also have a $4,000,000 promissory note establishing a line of credit with NWO, our principal stockholder, which was established on March 7, 2006. The terms were not negotiated at arm’s length. We lease our office building in Englewood, Colorado from a company indirectly owned and controlled by Mr. Blue. See ‘Certain Relationships and Related Transactions’ for further information about these conflicts.
A WARNING ABOUT FORWARD-LOOKING STATEMENTS
     Any statements contained in this prospectus that are not statements of historical fact are forward-looking statements. You can identify these statements by words such as ‘may,’ ‘will,’ ‘expect,’ ‘anticipate,’ ‘estimate,’ ‘continue’ or other similar words. These statements discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information and are based on certain assumptions and analyses made by Oceanic in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including such factors as uncertainties in cash flow, expected time and costs of litigation, the volatility and level of oil and natural gas prices, production rates and reserve replacement, reserve estimates, drilling and operating risks, competition, litigation, environmental matters, the potential impact of government regulations, fluctuations in the economic environment and other such matters, many of which are beyond our control. You are cautioned that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those expressed or implied in the forward-looking statements.
ABOUT THE RIGHTS OFFERING
     Before exercising any subscription rights, you should read carefully the information set forth under ‘Risk Factors.’
Reason for the Rights Offering
     We are making this rights offering with the intention of raising up to approximately $6,080,000. A majority of the proceeds from the rights offering will be used to pursue our claims against ConocoPhillips and others regarding Petrotimor’s oil and gas concession in the Timor Gap. We want to give you the opportunity to participate in our equity fund-raising so that you will have the ability to maintain your proportional ownership interest in us. See ‘Risk Factors — Risk Factors Relating to the Offering of Subscription Rights.’ This rights offering may not satisfy our need for capital.
The Subscription Rights
     We are distributing to you, at no cost, non-transferable subscription rights as a holder of record of shares of our common stock on June 19, 2006. We are giving you 0.466958 subscription rights for each share of common stock that you owned on June 19, 2006. The rights are un-certificated securities. You will not receive fractional subscription rights during the rights offering, but instead we have rounded your total number of subscription rights up to the next largest whole number. Each subscription right entitles you to purchase one share of common stock for $.32. If you wish to exercise your subscription rights, you must do so before 5:00 p.m., MDT, on the Expiration Date. After that date, the subscription rights will expire and will no longer be exercisable. There is no minimum amount of stock that we must sell to complete the rights offering. The rights offering is being made on an ‘any’ or ‘all’ basis, which means that we may accept any subscription received even if all 19,000,000 shares of common stock offered are not subscribed for in the rights offering.
Basic Subscription Privilege
     Each subscription right entitles you to receive one share of common stock upon payment of $.32 per share. You will receive certificates representing the shares that you purchase pursuant to your basic subscription privilege within 15 business days after the Expiration Date, whether you exercise your subscription rights immediately prior to that date or earlier.

Over-Subscription Privilege
     Subject to the allocation described below, each subscription right also grants each stockholder an over-subscription privilege to purchase additional shares of common stock that are not purchased by other stockholders pursuant to their basic subscription privileges. You are entitled to exercise your over-subscription privilege only if you exercise your basic subscription rights in full.
     If you wish to exercise your over-subscription privilege, you should indicate the number of additional shares that you would like to purchase in the space provided in your subscription agreement. When you send in your subscription agreement, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your basic subscription privilege). If the number of shares remaining after the exercise of all basic subscription privileges is not sufficient to satisfy all requests for shares pursuant to over-subscription privileges, you will be allocated additional shares pro rata (subject to elimination of fractional shares), based on the number of shares you requested through the over-subscription privilege in proportion to the total number of shares that you and other over-subscribing stockholders requested through the over-subscription privilege.
     For example, if after the exercise of the basic subscription rights (1) there remain 150,000 shares of common stock that were not subscribed for pursuant to basic subscription rights, (2) two stockholders each indicated that they wished to acquire additional common stock pursuant to the over-subscription privilege, and (3) Stockholder A oversubscribed for 150,000 shares and Stockholder B oversubscribed for 300,000 shares and each tendered payment for that number of shares. Stockholder A would be entitled to one-third or 50,000 shares pursuant to the over-subscription privilege and Stockholder B would be entitled to two-thirds or 100,000 shares pursuant to the over-subscription privilege.
     We have the discretion to issue less than the total number of shares that may be available for over-subscription requests in order to comply with state securities laws.
     As soon as practicable after the Expiration Date, we will determine the number of shares of common stock that you may purchase pursuant to the over-subscription privilege. You will receive certificates representing these shares within 15 business days after the Expiration Date. We have the discretion to delay allocation and distribution of any and all shares to stockholders who are affected by state securities laws, if any, and elect to participate in the rights offering, including shares that we issue with respect to your basic or over-subscription privilege in order to comply with such regulations. If you request and pay for more shares than are allocated to you, we will refund that overpayment, without interest within 15 business days after the Expiration Date. In connection with the exercise of the over-subscription privilege, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to Oceanic as to the aggregate number of subscription rights that have been exercised, and the number of shares of common stock that are being requested through the over-subscription privilege, by each beneficial owner on whose behalf the nominee holder is acting.
     NWO, our principal stockholder, has stated its intention to fully exercise its basic subscription rights and, if the rights offering is under subscribed, it may purchase additional shares that are not subscribed for by other stockholders in the rights offering, to the extent that shares are available. It has indicated that there is no minimum number of shares that other stockholders must subscribe for before it will consider purchasing the additional shares. NWO is not obligated to exercise its basic subscription privileges or purchase all unsubscribed shares and may later determine not to do so.
No Recommendations
     We are not making any recommendation as to whether or not you should exercise your subscription rights. You should make your decision based on your own assessment of your best interests.
Expiration Date
     The rights will expire at 5:00 p.m., MDT, on the Expiration Date of July 21, 2006 unless we decide to extend the rights offering up to an additional 30 days. If you do not exercise your basic subscription privilege and over-subscription privilege prior to that time, YOUR SUBSCRIPTION RIGHTS WILL BE NULL AND VOID. We will not be required to issue shares of common stock to you if we receive your subscription agreement or your payment after that time, regardless of when you sent the subscription agreement and payment.

Cancellation Right
     Our Board of Directors may cancel the rights offering in its sole discretion at any time prior to or on the Expiration Date for any reason (including a change in the market price of the common stock). If we cancel the rights offering, any funds you paid will be refunded within 15 business days, without interest.
Non-transferability of Subscription Rights
     Except in the limited circumstance described below, only you may exercise the basic subscription privilege and the over-subscription privilege. You may not sell, give away or otherwise transfer the basic subscription privilege or the over-subscription privilege.
     Notwithstanding the foregoing, your rights may be transferred by operation of law or through involuntary transfers. For example, a transfer of rights to the estate of the stockholder upon the death of that stockholder would be permitted. If the rights are transferred as permitted, evidence satisfactory to us that the transfer was proper must be received by us prior to the Expiration Date of the rights offering.
Exercise of Subscription Rights
     You may exercise your subscription rights by delivering to us on or prior to the Expiration Date:
•	a properly completed and duly executed subscription agreement; and

•	payment in full of $.32 per share of common stock to be purchased through the basic subscription privilege and the over-subscription privilege.
     You should deliver your subscription agreement and payment to us at
Oceanic Exploration Company
Attention: Courtney Cowgill, Chief Financial Officer
7800 East Dorado Place, Suite 250
Englewood, Colorado 80111
(303) 220-8330
     We will not pay you interest on funds delivered to us pursuant to the exercise of the rights.
Method of Payment
     Payment for the shares must be made by wire transfer, certified check, bank draft (cashier’s check) drawn upon a U.S. bank or a money order payable to Oceanic Exploration Company. Please contact Courtney Cowgill, CFO, for wiring instructions at the address listed above. Payment by personal check will not be accepted and your personal check will be returned to you. Payment will be deemed to have been received by us only upon receipt by us of any wire transfer, certified check or bank draft drawn upon a U.S. bank, or any postal, telegraphic or express money order.
     Sufficient mailing time should be allowed for the subscription agreement and payment to be received by us before the Expiration Date at 5:00 p.m., MDT, July 21, 2006, after which time the rights will be void and valueless. Payments received after that time will be returned to you.
Shares Held for Others
     If you are a broker, a trustee or a depository for securities, or you otherwise hold shares of common stock for the account of others as a nominee holder, you should notify the beneficial owner of such shares as soon as possible to obtain instructions with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the subscription agreement and submit it to us with the proper payment.
     If you are a beneficial owner of common stock held by a nominee holder, such as a broker, trustee or a depository for securities, we will ask your broker, dealer or other nominee to notify you of this rights offering. If you wish to purchase shares through this rights offering, you should contact the holder and ask him or her to effect transactions in accordance with your instructions. If your stock is held in trust, you must contact the trustee to exercise the rights offering on your behalf.

Ambiguities in Exercise of Subscription Rights
     If you do not specify the number of shares of common stock being subscribed for in your subscription agreement, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wished to purchase, you will be deemed to have subscribed for the maximum number of shares of common stock that could be subscribed for with the payment that we receive from you. If your payment exceeds the total purchase price for all of the shares of common stock shown in your subscription agreement, your payment will be applied, until depleted, to subscribe for shares of common stock in the following order:
     (1) to subscribe for the number of shares, if any, that you indicated on the subscription certificate that you wished to purchase through your basic subscription privilege;
     (2) to subscribe for shares of common stock until your basic subscription privilege has been fully exercised;
     (3) to subscribe for additional shares of common stock pursuant to the over-subscription privilege (subject to any applicable proration). Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable by mail, without interest or deduction.
Regulatory Limitation
     We will not issue shares of common stock in the rights offering to California residents who do not meet the suitability requirements described earlier. Exercise of over-subscription rights will not be allowed for Oregon residents. State securities laws require an offering to be registered or exempt in each state where the rights offering is made. We believe we have complied with the registration or exemption requirements in all fifty states and the District of Columbia. This rights offering is not being made to stockholders outside of the United States.
Our Decision Is Binding
     All questions concerning the timeliness, validity, form and eligibility of any exercise of subscription will be determined by us, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any subscription right by reason of any defect or irregularity in such exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to notify you of any defect or irregularity in connection with the submission of a subscription agreement or incur any liability for failure to give such notification.
No Revocation
     Once you have exercised your basic subscription privilege or over-subscription privilege, YOU MAY NOT REVOKE THAT EXERCISE EVEN IF THE SUBSCRIPTION PERIOD HAS NOT YET ENDED. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of common stock at the subscription price of $.32 per share.
Rights of Subscribers
     Your exercise of rights in this rights offering will give you no additional rights as a stockholder until the shares you have purchased in the rights offering are deemed issued to you.
Shares of Common Stock Outstanding After the Rights Offering
     Assuming we issue all of the shares of common stock offered in the rights offering, approximately 59,688,881 shares of common stock will be issued and outstanding. This would represent an approximate 32% increase in the number of outstanding shares of common stock. IF YOU DO NOT FULLY EXERCISE YOUR BASIC SUBSCRIPTION PRIVILEGE BUT OTHERS DO, THE PERCENTAGE OF COMMON STOCK THAT YOU HOLD WILL DECREASE.

Fees and Expenses
     No commissions or similar remuneration may be paid in connection with the rights offering. You are responsible for paying any taxes or other expenses incurred in connection with the exercise of the subscription rights. Oceanic will not pay these expenses.
Important
     Please carefully read the instructions accompanying the subscription agreement and follow those instructions in detail. You are responsible for choosing the payment and delivery method for your subscription agreement and you bear the risks associated with such delivery. If you choose to deliver your subscription agreement and payment by mail, we recommend that you use registered mail, properly insured, with return receipt requested. We also recommend that you allow a sufficient number of days to ensure delivery to us prior to the Expiration Date.
IF YOU HAVE ANY QUESTIONS
     If you have questions or need assistance concerning the procedure for exercising subscription rights, or if you would like additional copies of this prospectus or the instructions, you should contact
Oceanic Exploration Company
Attention: Courtney Cowgill, Chief Financial Officer
7800 East Dorado Place, Suite 250
Englewood, Colorado 80111
Tel: (303) 220-8330
Email: Courtney.Cowgill@OceanicExploration.com
PLAN OF DISTRIBUTION
     On or about June 22, 2006, we will distribute the subscription rights and copies of this prospectus to all holders of record of our common stock as of June 19, 2006. If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the subscription agreement and return it with payment for the shares, to us at the address above. See ‘Questions and Answers about the Rights Offering — How do I exercise my subscription rights’? If you have any questions, you should contact Courtney Cowgill, our Chief Financial Officer, at the telephone number and address listed above.
     The shares of common stock offered pursuant to this rights offering are being offered by us directly to holders of our common stock.
     NWO, our principal stockholder, has stated its intention to exercise its subscription rights, thereby purchasing 16,000,651 shares, and has also indicated that it may purchase any additional shares that are not subscribed for by other stockholders. It is, however, not obligated to exercise its subscription rights or to purchase additional shares. NWO has indicated that there is no minimum number of shares that other stockholders must subscribe for before it will consider purchasing the additional shares. NWO is considered to be acting as the underwriter of the rights offering. NWO will receive no discounts or commissions on its purchases. There are no discounts and commissions to be allowed or paid to dealers. We have not entered into any agreement to indemnify NWO against any underwriter liability arising under the Securities Act.
FEDERAL INCOME TAX CONSIDERATIONS
General
     The following summarizes the material federal income tax consequences to you as a United States stockholder of Oceanic as a result of the receipt, lapse, or exercise of the subscription rights distributed to you pursuant to the rights offering. This discussion does not address the tax consequences of the rights offering under applicable state, local or foreign tax laws. Moreover, this discussion does not address every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. Other tax considerations may apply to investors who are, for example, insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities, persons who hold their shares of common stock as part of a hedging, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar and persons who are not treated as a U.S. stockholder.
     This summary is based on the Internal Revenue Code of 1986, as amended (which we will refer to as the ‘Code’), the Treasury regulations promulgated thereunder, judicial authority and current administrative rules and practice, all of which are subject to change on a prospective or retroactive basis. This discussion assumes that your shares of common stock and the subscription rights and shares issued to you during the rights offering constitute capital assets within the meaning of Code Section 1221.
     Receipt and exercise of the subscription rights distributed pursuant to the rights offering is intended to be nontaxable to stockholders, and the following summary assumes you will qualify for such nontaxable treatment. If, however, the rights offering does not qualify as nontaxable, you would be treated as receiving a taxable distribution equal to the fair market value of the subscription rights on the distribution date. The distribution would be taxed as a dividend to the extent made out of Oceanic’s current or accumulated earnings and profits; any excess would be treated first as a return of your basis (investment) in your common stock and then as a capital gain. Expiration of the subscription rights in that situation would result in a capital loss.
Taxation of Stockholders
     Receipt of a Subscription Right. You will not recognize any gain or other income upon receipt of a subscription right in respect of your common stock. Your tax basis in each subscription right will effectively depend on whether you exercise the subscription right or allow the subscription right to expire. Except as provided in the following sentence, the basis of subscription rights you receive as a distribution with respect to your common stock will be zero. If, however, either (i) the fair market value of the subscription rights on the date of issuance is 15% or more of the fair market value (on the date of issuance of the rights) of the common stock with respect to which they are received or (ii) you properly elect, in your federal income tax return for the taxable year in which the subscription rights are received, to allocate part of your basis in your common stock to the subscription rights, then upon exercise of the rights, your basis in the common stock will be allocated between the common stock and the rights in proportion to the fair market value of each on the date the rights are issued. Your holding period for a subscription right will include your holding period for the shares of common stock upon which the subscription right is issued.
     Expiration of Subscription Rights. You will not recognize any loss upon the expiration of a subscription right.
     Exercise of Subscription Rights. You generally will not recognize a gain or loss on the exercise of a subscription right. The tax basis of any share of common stock that you purchase through the rights offering will be equal to the sum of your tax basis (if any) in the subscription right exercised and the price paid for the share. The holding period of the shares of common stock purchased through the rights offering will begin on the date that you exercise your subscription rights.
THIS DISCUSSION IS INCLUDED FOR YOUR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO YOU OF THE RIGHTS OFFERING IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING ANY STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.
STATE AND FOREIGN SECURITIES LAWS
     The rights offering is not being made in any state or other jurisdiction in which it is unlawful to do so. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. In our sole discretion, we may decline to make modifications to the terms of the rights offering requested by certain states or other jurisdictions, in which case stockholders who live in those states or jurisdictions will not be eligible to participate in the rights offering.
RESALE OF COMMON STOCK
     Upon completion of the rights offering, assuming all rights are exercised, we will have approximately 59,688,881 shares of common stock outstanding. Subject to applicable state securities laws, stockholders who are not ‘affiliates’ of Oceanic may generally resell, without restriction, the common stock acquired pursuant to the exercise of their rights. Stockholders who are deemed to be ‘affiliates’ of Oceanic may resell common stock acquired pursuant to the exercise of their rights only pursuant to Rule 144 under the Securities Act or in a transaction otherwise exempt from registration under the Securities Act and subject to applicable state securities laws.
     NWO currently owns 34,256,713 shares. NWO has stated its intention to exercise its subscription rights in full for an additional 16,000,651 shares. In addition, it may purchase any additional shares that are not subscribed for by other stockholders in the rights offering. NWO has no current intent to distribute any common stock it acquires pursuant to this offering. If it determines to sell all or a part of that common stock, it may do so at the market price through transactions with brokers or dealers or through one or more privately negotiated transactions. NWO will be required to deliver a prospectus in connection with any such sales. It is an affiliate of Oceanic for purposes of Rule 144 under the Securities Act. Accordingly, the resale of common stock acquired by it will be subject to the limitations set forth in Rule 144 with respect to amounts of securities sold by an affiliate and the manner of sale unless the common stock is sold by it in a transaction otherwise exempt from registration under the Securities Act and other applicable securities laws.
USE OF PROCEEDS
     Our current expectations as to the use of the proceeds from this offering if the rights offering is fully subscribed are illustrated below. We have no firm agreement concerning items listed and no binding budget has been established. If less than the full rights offering is subscribed for, we will pay the costs of the rights offering and apply any additional available proceeds in approximately the proportion indicated below. The amounts stated herein are approximate only and the actual expenditures may vary from the estimates.
     The Gross Proceeds do not take into account an additional $960 that would be raised if up to 3,000 additional shares of common stock are issued in connection with the rounding up of shares. The estimated costs of this offering include professional fees incurred in the preparation of this prospectus and printing, copying and miscellaneous expenses. We believe the amount under ‘Fund Future Operations’ should be sufficient to fund our operations, including those of Petrotimor, into 2007. The need for additional funds in 2007 is contingent upon the duration of the lawsuit. Assuming that the lawsuit continues through 2007, we may need to secure additional funding during that year.
     On March 7, 2006, we established a line of credit with NWO to fund our operations prior to the completion of the rights offering. As of April 30, 2006, there was $2,040,856 outstanding under the line of credit. We expect to have drawn a total of approximately $3,232,000 before the closing of the rights offering. The line of credit provides for interest on the outstanding balance at 2% over the U.S. Bank prime-lending rate in effect on the date of each draw against the line of credit. The line of credit is evidenced by an unsecured promissory note that is due upon the earlier of the following: (i) obtaining alternative financing in an amount of not less than $4,000,000, or (ii) resolution of the East Timor lawsuit to the benefit of Oceanic for an amount not less than $4,000,000 or (iii) March 7, 2007. We anticipate repaying any outstanding amounts due under the line of credit upon consummation of the rights offering, at which time the line of credit will be terminated.
     General and administrative costs include audit and legal fees, bank charges; contract and stockholder services, taxes, license fees, corporate insurance and other office expenses.
     The following table illustrates our current expectations as to the use of the proceeds from this offering if the rights offering is fully subscribed.

Application of Funds

Gross proceeds	6,080,000
Cost of offering	(80,000)

Net proceeds	$6,000,000

Repay line of credit	$3,475,000
Fund future operations:
Net payroll cost(1)	145,000
Rent, officer and director fees(2)	95,000
Other general and administrative costs	70,000
East Timor lawsuit expenses	2,215,000

Use of proceeds	$6,000,000

(1)	Net payroll costs reflects salaries, benefits, taxes and related costs for our nine employees during the period from September 2006 through March 2007, less anticipated management fee revenue for this period. Of the nine employees, three are involved in management/legal affairs, three are in finance or accounting, two are in property management and one in administration.

(2)	Rent reflects office rent and equipment lease payments during the period from September 2006 through March 2007, totaling $48,670. Officers and directors fees are estimated for this same time period and includes officer fees to James N. Blue of $5,000 per month and director’s fees of $500 per month to three non-employee directors.
     We reserve the right to allocate our resources in a different manner if necessary or appropriate.
DETERMINATION OF OFFERING PRICE
     The independent members of our Board of Directors set all of the terms and conditions of the rights offering, including the subscription price. In establishing the $.32 per share subscription price, the directors considered the following factors in establishing the subscription price:
•	strategic alternatives available to us for raising capital, such as debt financing, merger or acquisition with another entity, sale of a portion of our assets, a loan from our major stockholders or another affiliated entity, or private placements of equity to affiliates or third parties;

•	market price of our common stock before and after the announcement of the rights offering;

•	the lack of trading volume in our stock; and

•	our business prospects and general conditions in the securities markets.
     The $.32 subscription price, however, does not necessarily bear any relationship to our past or expected future results of operations, cash flows, asset values, current financial condition, or any other established criteria for value.
     We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price for the rights offering. You should not consider the $.32 per share subscription price as an indication of the value of Oceanic or of our common stock. We cannot assure you that you will be able to sell shares purchased during this offering at a price equal to or greater than $.32 per share. On June 13, 2006, the last reported sale price of our common stock was $.25 per share.

BUSINESS OF OCEANIC EXPLORATION
     Oceanic was incorporated as a Delaware corporation in December 1968. With our subsidiaries, Oceanic Exploration International Properties Company (OIPC) and Petrotimor Companhia de Petróleos, S.A. (Petrotimor), we historically have been engaged in the business of acquiring oil and gas concessions covering large blocks of acreage in selected locations around the world. The term ‘concession’ means exploration, development and production rights with respect to a specific area. Rights may be created by agreement with a government, governmental agency or corporation. After we buy those rights, we conduct exploration activities on that property, including seismic and other geophysical evaluation and exploratory drilling where appropriate. We did not conduct any exploration activities and did not receive any material revenue from oil and gas properties in 2005 or 2004. We do not expect to receive any significant revenue from oil and gas properties in 2006. We are currently actively pursuing legal claims arising from the oil and gas concession granted by Portugal in the Timor Gap between East Timor and Australia.
     Oceanic also provides management services to various entities with which our Chairman of the Board of Directors and Chief Executive Officer is affiliated. We provide:
•	Management, administrative and bookkeeping services to San Miguel Valley Corporation (San Miguel),

•	Management, administrative and professional services to Cordillera Corporation (Cordillera), and

•	Consulting services, including monitoring exploration and production activities on a worldwide basis to identify potential investment opportunities for Harvard International Resources Ltd. (HIRL).
Together, these management services provided substantially all of our total revenue in 2005 and 2004.
     As of March 31, 2006 and December 31, 2005, we had nine permanent employees in Colorado who provide services to the oil and gas operations and/or management services to San Miguel and Cordillera. Our corporate offices are located at 7800 East Dorado Place, Suite 250, Englewood, Colorado 80111 and the telephone number is (303) 220-8330.
     Mr. James N. Blue is Chairman of Oceanic and also serves as Chairman of the Board of Directors and President of NWO. NWO owns approximately 84.21% of Oceanic common stock. Mr. Blue is also Chairman of the Board of Directors, President and indirect beneficial owner of a majority of the common stock of Cordillera, the major stockholder of NWO.
OPERATIONS
Litigation
     One of Oceanic’s oil and gas properties is located in the Timor Sea between East Timor and Australia. It is a concession that was granted by Portugal and has been and is being disputed. Third parties, including ConocoPhillips are currently developing the Bayu-Undan field in the area covered by the disputed concession. According to the 2000 Annual Report of Petroz N.L., which was acquired by ConocoPhillips in December 2000, there are proven reserves of 297 million barrels of condensate and natural gas liquids and 2.7 trillion cubic feet of gas in the Bayu-Undan field alone, with another 107 million barrels and .7 trillion cubic feet possible. In August of 2001, Oceanic and Petrotimor issued a Statement of Claim out of the Federal Court of Australia against the Commonwealth of Australia and ConocoPhillips and other parties. In 2003, the Australian Federal Court ruled that it lacked the jurisdiction to hear the claims. We appealed the decision but in February of 2004, we determined that the most appropriate venue under the circumstances would be the United States and therefore the appeal was discontinued. In March of 2004, we filed a lawsuit in the United States District Court for the District of Columbia against ConocoPhillips and commercial authorities established by the governments of Australia, Indonesia and East Timor alleging that they have damaged us by their bribery, theft, and conversion of oil and gas resources within our disputed 14.8 million-acre concession. We are currently actively pursuing the lawsuit. On March 1, 2005, the Complaint was amended to reflect claims that we were effectively prevented from obtaining concessions granted by the Designated Authority due to the misdeeds of other defendants. The defendants filed motions to dismiss with the Court on March 28, 2005 and pleadings opposing and supporting the motions to dismiss were filed through April 28, 2005. No communication has been received from the Court since this date.
     Preparation of a lawsuit, the related legal appeals and investigation costs charged by consultants to research additional documentation to support our case in connection with our Petrotimor litigation have been the primary causes of major expenditures charged to exploration expense for 2005. We anticipate that the U.S. lawsuit will be our primary cause of expenditures for 2006.

Management Services
     We provide bookkeeping, administrative and day-to-day management services to San Miguel, a real estate company. We also provide management, professional and administrative services to Cordillera, a holding company. Our management is responsible for the day-to-day management of real estate and general aviation activities of Cordillera. Our subsidiary Petrotimor provides exploration and consulting services to HIRL, a related company. This contract differs from the management contracts with the other related companies, as it is a flat charge of $2,500 per month. These contracts for management services have no contractual termination date, but management cannot be certain that some or all of these contracts will continue in the future. Most of the management contracts contain clauses requiring sixty days termination notice.

	Quarter Ended
Management Fee Revenue	March 31, 2006
	(Unaudited)		2005		2004
San Miguel Valley Corporation	$147,930	41%	$427,440	45%	$443,033	53%
Cordillera Corporation	109,515	56%	473,640	50%	359,678	43%
Harvard International Resources, Ltd.	7,500	3%	46,678	5%	30,000	4%
Total management fee revenue	$264,945		$947,758		$832,711

     Except for the contract with HIRL, all labor services are provided at payroll cost plus benefits and include a 5% markup on that total to cover the administrative expense. This charge is calculated annually and readjusted at year-end. All expenses are billed at cost. The purpose for the management agreements is to avoid duplication of functions and costs for the economic benefit of all of the companies involved.
     Karsten Blue, an employee of Cordillera and son of Oceanic’s Chairman of the Board of Directors and Chief Executive Officer, coordinates various activities relating to the East Timor situation, including coordinating with legal counsel and meeting with business and governmental advisors. Karsten Blue does not devote his full time to Oceanic’s business. On September 1, 2002, we entered into a Service Agreement with Cordillera. This contract, as amended annually, states that we compensate and reimburse Cordillera for Karsten Blue’s services at the rate of $1,403 per week, not to exceed $72,976 per year, and for any out-of-pocket business expenses incurred in connection with these activities. We expensed $18,244 and $17,509 for the three months ended March 31, 2006 and 2005, respectively. We expensed $71,731 in 2005 and $70,034 in 2004 for Karsten Blue’s services. The out-of-pocket business expenses were immaterial in the three months ended March 31, 2006 and the 2005 and 2004 fiscal years.

Oil and Gas
     Oceanic is not currently conducting any oil and gas exploration or production activities. We did not receive any significant revenue from oil and gas properties in 2005 or 2004. Other than the potential recovery of damages from the Timor Gap concession, we are not currently conducting any activities that would result in material oil and gas revenue in 2006. A majority of the charges to exploration expense in our financial statements are for legal and consulting charges relating to the East Timor lawsuit.
     When exploration or production activities occur, we conduct operations directly or through subsidiaries. Historically, when a discovery of oil or gas occurs, we pursued the development of reserves and the production of oil or gas to the extent considered economically feasible by farming out, or selling a portion of our interest in the discovery to finance development. Property interests are located in the North Aegean Sea, offshore Greece, in the East China Sea and in the Timor Gap that lies between East Timor and Australia. Since 1994, we have not been able to participate in exploration and development in any of these areas for various reasons.
     We have generally undertaken exploration of concessions through various forms of joint arrangements with unrelated companies, whereby the parties agree to share the costs of exploration, as well as the costs of, and any revenue from, a discovery. Such arrangements do not always equate the proportion of expenditures undertaken by a party with the share of revenues to be received by such party. These arrangements present additional risks to us, in that a third party may control how quickly a concession is explored or developed, and a default by the third party could cause us to lose a concession.
     We usually obtain concessions directly from a government or governmental agency. We then enter into arrangements with other participants whereby we receive cash payments and our share of exploration expenditures paid (either before or after being expended) in whole or in part by other participants.
     Historically, sales of partial interest in our concessions have been part of our normal course of business and have provided funds for the acquisition of further concessions and for exploration of existing concessions.
     In order to maintain our concessions in good standing, we are usually required to expend substantial sums for exploration and, in many instances, for surface rentals or other cash payments. Additionally, the development of any discoveries made upon concessions in which we hold an interest generally involves the expenditure of substantial sums of money. We have, to date, satisfied required expenditures on our concessions. We cannot be certain that our resources, in the future, will be sufficient to satisfy expenditures we are required to make in our business.
GOVERNMENTAL APPROVALS AND REGULATIONS
     Other than obtaining the concessions from foreign and U.S. governments for oil and gas exploration, no material governmental approvals are required for our business. We have filed for East Timor governmental approval on the expansion of the East Timor concession. Currently, no development is occurring on any of our oil and gas concessions. Historically, we have entered into participation agreements with other entities who conduct exploration and drilling activities. Such other entities obtain any governmental approvals and comply with any governmental regulations required to conduct such activities. Currently, neither us nor any of our participation partners are conducting any development activity on any of our properties.
     We are not affected by any governmental approvals or regulations pertaining to the activities carried out as part of the our management agreements.
COMPETITION
     Litigation, by its very nature, is competitive and risky. The defendants in the East Timor lawsuit have far greater resources than we have.
     The oil and gas industry is also competitive and we must compete with many long-established companies having far greater resources and operating experience. Furthermore, the demand for financing of oil and gas, mineral exploration and development programs substantially exceeds the available supply, and we compete for such financing with much larger exploration and development companies. There is no independent competition for the management services activities, but each of the related parties to which we provide services could elect to have its own employees provide those services.

PROPERTIES
     We hold various interests in concessions or leases for oil and gas exploration that are described below. As reflected in the accompanying financial statements, the value of our remaining oil and gas properties has been fully expensed, depleted or reserved.
     We are currently not conducting exploration activities other than pursuing legal claims relating to the disputed oil and gas concession we have in the Timor Gap between East Timor and Australia. Except for the Prinos Oil Field described below, we and or our partners have not developed any of the currently held concessions into operational oil or gas fields.
Greece
     Prior to March 1999, we owned a 15% net profits interest in an oil and gas concession in areas totaling approximately 430,000 acres in the North Aegean Sea, offshore Greece. Included in this were ‘development areas’ for the Prinos Oil Field covering 23,390 gross acres and for the Kavala Gas Field covering 11,787 gross acres defined by the Greek government and given ‘development status.’ The term of each development license is 26 years, with an automatic 10-year renewal. We own a 15% interest in the remaining exploration area adjoining Prinos and South Kavala covering 153,316 acres and an exploration area east of the island of Thasos covering an additional 243,367 acres.
     In December 1998, we were notified by Denison Mines, Ltd. (Denison) that April 1, 1998 through March 31, 1999 would be the final year of production for the Prinos producing property. The Prinos Oil field was shut in during November 1998 primarily because of lower oil prices and declining production. Effective March 31, 1999, the consortium operating the Greek properties relinquished its license to operate the Prinos Oil Field in Greece.
     The termination of the Prinos Oil Field license does not affect the extensive exploration area east of Thasos Island where no exploration is currently permitted due to territorial disputes between Greece and Turkey. It is impossible for us to determine at this time when exploration activities might be commenced in that area. If the territorial disputes are resolved, there is uncertainty as to the term of concession because the concession is controlled by Denison and we have limited access to information regarding the concession. Should the territorial dispute be resolved, and the consortium drill and successfully develop any additional prospects, we would be entitled to once again receive the 15% net profits interest, applicable to the working interest of Denison. Denison has not advised us as to whether they have any intention of drilling. There is no assurance that we will receive the net profits interest from these properties in the future. Management does not know when the sovereignty issues will be resolved, but they may not be resolved in the foreseeable future. We intend to retain our interest for any remaining life of the concession, and cannot predict when or if further activity with respect to the concession may occur.
Republic of China (Taiwan)
     We hold a 22.23% working interest in a concession located north of Taiwan in the East China Sea, covering 3,706,560 gross acres. The exploration license for this concession had a nominal term extending to 1979, requiring exploration activity and minimum expenditures. Preparations for initial exploratory drilling were suspended in 1977 under a claim of force majeure, pending resolution of a territorial dispute among the Republic of China (Taiwan), the Government of Japan and the People’s Republic of China. We have made an application to the Chinese Petroleum Corporation (Taiwan) each year to continue the suspension. The Ministry of Economic Affairs of Taiwan approved a continuation of the force majeure status through December 31, 2006. There is no assurance that the Chinese Petroleum Corporation (Taiwan) will continue to suspend obligations under this concession in the future. If the force majeure were lifted, the exploration phase of the contract would be resumed subject to the threat of future cancellation in the event no commercial discovery is made.
     During 1990, we entered into a farm-out agreement with Enterprise Oil Exploration Limited, a United Kingdom company, and NMX Resources (Overseas) Limited, a Bermuda company. This conveyed two-thirds of the original 66.67% interest in the Taiwan concession. We received $1,471,156 representing two-thirds of past expenditures in the area pursuant to the farm-out agreement.
     Due to the uncertainty of sovereignty in the area, no immediate development expenditures, as required under the terms of the concession agreement, are anticipated. If the force majeure is lifted, we intend to pursue exploration activities related to our obligations under the agreement.

     In fiscal year 1994, we reported that the People’s Republic of China was indicating its intention to open up adjacent concession areas for bidding and that a resolution to the sovereignty issues might result. Nothing occurred in 2005 to indicate that the lifting of the current force majeure status is imminent. We do not know when the sovereignty issues will be resolved, but expect that they may not be resolved in the foreseeable future. We intend to hold the concession for the life of the concession and cannot predict when further activity with respect to the concession may occur.
Timor Gap
     In 1974, Petrotimor, a 99% owned subsidiary of Oceanic, was granted an exclusive offshore concession by Portugal to explore for and develop oil and gas in an approximately 14.8 million-acre area between East Timor and Australia in an area known as the ‘Timor Gap.’ At that time, Portugal had administrative control over East Timor. On January 5, 1976, following Indonesia’s unlawful invasion and occupation of East Timor, Petrotimor applied for and obtained on April 14, 1976 Portugal’s consent to a suspension of performance under the concession agreement based upon force majeure. This force majeure status remained in effect until at least October 25, 1999.
     On December 11, 1989, Australia and Indonesia, ignoring Petrotimor’s rights under its concession from Portugal, signed the Timor Gap Treaty, purporting to create a joint zone of cooperation, whereby these two countries could control the exploration and development of hydrocarbons in an area over which both countries claimed rights. A portion of this area, designated as Zone A, falls largely within the area where Petrotimor holds rights under its concession agreement with Portugal.
     The Timor Gap Treaty created a Joint Authority that purported to grant and enter into production sharing contracts with various companies who have carried out exploration activities in the joint zone of cooperation. According to the 2003 Annual Report of ConocoPhillips Petroleum Company, ConocoPhillips and other participants in the production sharing contracts discovered gas and gas condensate in the Timor Gap area that we claim. Their drilling in 1995 confirmed that the discovery extended across two production sharing contract areas designated as the Bayu-Undan field. ConocoPhillips and other participants are developing this field in two phases. As reported by ConocoPhillips in its December 31, 2004 Form 10-K, Phase 1 is a gas-recycle project, where condensate and natural gas liquids are separated and removed and the dry gas re-injected into the reservoir. This phase began production in February 2004, and averaged a net rate of 28,100 barrels of liquids per day from these reserves. The second phase involves the production, export and sale of the natural gas from the field, which would be transported by pipeline to Darwin, Australia for gross contracted sales of up to 3 million tons of liquid natural gas (LNG) annually for a period of 17 years to customers in Japan. ConocoPhillips subsequently reported that the construction of the LNG facility proceeded, as did the laying of the pipeline. ConocoPhillips reported that its net share of natural gas production from the Bayu-Undan field is expected to be approximately 100 million cubic feet per day initially, then increasing to approximately 260 million cubic feet per day by 2009.
     A portion of the area known as Greater Sunrise, which includes the Sunrise, Sunset and Troubadour areas, is also within the Timor Gap area claimed by Petrotimor and has substantial potential gas reserves. Woodside Energy Limited estimated reserves of 9.16 trillion cubic feet of gas in the Greater Sunrise Fields in November 2000. However, there can be no assurance that such amounts can be produced or recovered at an economical price. We estimate that approximately twenty percent (20%) of these reserves are located in our Timor Gap concession.
     On March 6, 2003, the Australian Parliament ratified the Timor Sea Treaty governing oil and gas projects in the Joint Development Area between Australia and East Timor. In addition, an Australian senior official and Timorese ministers in Dili signed the Sunrise International Unitization Agreement (‘IUA’) and a related memorandum of understanding on fiscal issues. Published reports indicate that the IUA states that Australia and East Timor have overlapping maritime claims in the Timor Sea, and that the current boundaries are not permanent. On January 12, 2006, the Foreign Ministers of Australia and East Timor signed a new treaty, which would put on hold the two countries’ claims to jurisdiction and maritime boundaries in the Timor Sea for fifty years. This new treaty must now be ratified by the Parliaments of both countries, which has not yet occurred. Our current activities with respect to the Timor Gap concession consist of attempting to recover damages relating to the concession through the East Timor lawsuit.
Commercial Opportunity in East Timor
     We submitted an application for an Expansion of Seabed Concession to the transitional government of East Timor in October 2001 requesting that Petrotimor’s 1974 concession area be expanded to include the additional maritime areas within the properly determined seabed delimitation of East Timor. We believe that East Timor is entitled, under international law, to exercise sovereign jurisdiction over its seabed and to have an Exclusive Economic Zone as codified in the 1982 United Nations Convention on the Law of the Sea. We believe that by so doing, East Timor could acquire jurisdiction over hydrocarbon reserves containing approximately 12 trillion cubic feet of natural gas and associated condensate based upon the Petroz N. L. and Woodside information.
     Neither the transitional government, nor the new East Timor government that took effect on May 20, 2002, has recognized Petrotimor’s concession in East Timor. We submitted an application for an Expansion of Seabed Concession to the transitional government in East Timor and received no formal response acknowledging the application. An article carried on the Dow Jones Newswires on September 26, 2002 quotes a ‘senior East Timor government official’ stating that the government does not recognize our concession. We have not been officially advised of the status of the application or if the new East Timor government is even considering it. A formal response may never be issued, or we could receive an unfavorable response. Unless there is a change in the current government in East Timor, it is unlikely that we will pursue the application further.
     If the East Timor government were to recognize the concession and grant the application, it would expand the 1974 Petrotimor concession to correspond with the offshore area over which East Timor is entitled to claim sovereign rights under international law. We sponsored a seminar in East Timor in 2001 for the purpose of explaining appropriate maritime boundaries under applicable international law and the resulting benefits to East Timor if such boundaries are enforced.
     On March 1, 2004, Oceanic and Petrotimor filed suit in United States District Court for the District of Columbia seeking damages suffered by both companies from the actions of ConocoPhillips, its subsidiaries and other defendants that relate to our interests in the Timor Gap.
Other Property
     We lease approximately 4,990 square feet of office space in an office building located at 7800 East Dorado Place, Suite 250, Englewood, Colorado 80111. Sorrento West Properties Inc., a related company, owns the office building. The lease was extended to October 31, 2008 at a rate of $16 per square foot. We believe that, with respect to the lease, we obtained terms no less favorable than those that could have been obtained from unrelated parties in arms-length transactions. Our facilities are adequate for our current needs.
LEGAL PROCEEDINGS
Australian Litigation
     In 1974, Petrotimor, a 99% owned subsidiary of Oceanic, was granted an exclusive offshore concession by Portugal to explore for and develop oil and gas in an approximately 14.8 million-acre area between East Timor and Australia in an area known as the ‘Timor Gap.’ At that time, Portugal had administrative control over East Timor. On January 5, 1976, following Indonesia’s unlawful invasion and occupation of East Timor, Petrotimor applied for and obtained Portugal’s consent to a suspension of performance under the concession agreement based upon force majeure. This force majeure status remained in effect until at least October 25, 1999.
     On December 11, 1989, Australia and Indonesia, ignoring Petrotimor’s rights under its concession from Portugal, signed the Timor Gap Treaty, purporting to create a joint zone of cooperation, whereby these two countries could control the exploration and development of hydrocarbons in an area over which both countries claimed rights. A portion of this area, designated as Zone A, falls largely within the area where Petrotimor holds rights under its concession agreement with Portugal. The treaty created a Joint Authority that purported to enter into production sharing contracts with various companies who have carried out exploration and production activities.
     During 1999, the people of East Timor voted for independence from Indonesia and the United Nations initiated a transition of East Timorese independence under the authority of the United Nations Transitional Administration in East Timor. On August 30, 2001, East Timor elected representatives to the Constituent Assembly to prepare a constitution for an independent and democratic East Timor. A constitution was approved by the Constituent Assembly and East Timor became an independent nation on May 20, 2002.
     On August 21, 2001, Oceanic and Petrotimor issued a Statement of Claim (as amended) out of the Federal Court of Australia against the Commonwealth of Australia, the Joint Authority established under the Timor Gap Treaty and the ConocoPhillips Petroleum companies operating within the Timor Gap area (the‘Respondents’). We claimed that the Timor Gap Treaty and the related legislation of the Australian Parliament was void or invalid for a number of reasons including (i) the Timor Gap Treaty and the legislation sought to claim significant portions of the continental shelf over which it had no sovereign rights for Australia, which we believed under international law belonged to East Timor, and (ii) the Timor Gap

Treaty and the legislation attempted to extinguish the property interest and rights granted by the then legitimate power, Portugal, to Oceanic and Petrotimor, without providing for just compensation as required by Australian law.
     There were several procedural challenges by the Respondents. A hearing by the full court on the question of whether the court had jurisdiction over this claim was held on May 16 and 17, 2002. On February 3, 2003, the Federal Court of Australia issued an adverse decision in Petrotimor v. Commonwealth of Australia, ruling that it lacked the jurisdiction to hear the claims made by Oceanic and Petrotimor. On May 6, 2003, the Federal Court ruled that it lacked jurisdiction relating to claims of misuse of confidential information.
     We sought special leave in 2003 to appeal to the Australian High Court. That appeal was discontinued on February 6, 2004 when we determined that the most appropriate venue, under the circumstances, would be in the United States.
     As part of the Australian litigation, we were required to provide Bank Guarantees as security for costs. The Australia and New Zealand Banking Group (ANZ Bank) in Sydney, Australia provided the necessary guarantees. As of March 31, 2006 and December 31, 2005, we had $269,781 and $274,459 respectively on deposit with ANZ Bank as collateral for the Guarantees. We believe that this deposit will be forfeited to pay for the defendants’ legal expenses. Accordingly, this balance has been fully reserved against those legal charges. At the present time, we are unable to quantify the total costs and expenses that may be assessed against it by the Court.
Pending Litigation
     In 2003, after an extensive search for specialized United States counsel, we retained the law firm of Quinn Emanuel Urquhart Oliver and Hedges, LLP located in Los Angeles, California to assist in bringing potential claims relating to East Timor in the United States courts. On March 1, 2004, Oceanic and Petrotimor filed a Complaint in the United States District Court for the District of Columbia. Oceanic and Petrotimor, as plaintiffs, brought this action to redress the harm caused by the defendants’ (collectively including ConocoPhillips, Inc. and designated subsidiaries, the Timor Sea Designated Authority for the Joint Petroleum Development Area, the Timor Gap Joint Authority for the Zone of Cooperation, PT Pertamina and BP Migas) theft, misappropriation and conversion of oil and gas resources within our 14.8 million-acre Timor Gap concession. On March 1, 2005, the Complaint was amended to reflect claims that the misdeeds of the defendants effectively prevented us from competing for concessions granted by the Designated Authority.
     The Complaint describes violations of the following United States statutes: Racketeer Influenced Corrupt Organizations Act (RICO), the Lanham Act and the Robinson-Patman Act. The Complaint seeks damages of at least $10.5 billion from the defendants, also citing unjust enrichment, unfair competition, and intentional interference with the contract and with prospective economic advantage. Based upon the RICO and anti-trust claims, Oceanic and Petrotimor seek to recover treble damages, reasonable attorneys’ fees and punitive damages.
     On February 8, 2005, the Court heard oral arguments on the defendants’ motions to dismiss. The Court denied the defendants’ motions to dismiss as moot. However, the Court also dismissed the plaintiffs’ First Amended Complaint without prejudice to the filing of a Second Amended Complaint, as described above, to more fully reflect the plaintiffs’ case. The Complaint was amended to reflect claims that we were effectively prevented from obtaining concessions granted by the Designated Authority due to the misdeeds of the defendants. The Court directed the plaintiffs to precisely respond to each and every argument raised by the defendants’ “compelling motions to dismiss.” The Second Amended Complaint was filed with the Court on March 1, 2005. The defendants filed new motions to dismiss with the Court on March 28, 2005. Oceanic’s opposition to defendants’ motions to dismiss was filed with the Court on April 18, 2005. A final response by the defendants to the Company’s revised complaint was filed on April 28, 2005. As of the date of this prospectus, no communication has been received from the Court.
     We wait for the decision of the Court on the defendants’ motion to dismiss. We are unable to predict when the Court will reach a decision on this motion, nor can we predict the Court’s decision on the merits of this motion. As stated in the Second Amended Complaint, we have consistently proposed to locate liquefied natural gas facilities in East Timor which would significantly benefit the people of East Timor, yet we have not been given an opportunity to bid on production sharing contracts granted by the Designated Authority due to bribes and corruption. Under these circumstances, we believe we are entitled to prove our case, and if given the opportunity by the Court, intend to do so. We continue to believe that we have a persuasive case against the defendants based on the evidence.
     The Company anticipates that the defendants will continue to deny the allegations of the Second Amended Complaint and will otherwise vigorously defend against the Company’s claims. If the motions to dismiss are denied, we anticipate that the defense will raise additional defenses. These could include factual defenses to the allegations in the Complaint as well as additional legal arguments. We understand that pursuing this lawsuit fully in 2006 could take substantial time by our personnel, and that we could incur substantial expense. The current litigation has been pending for over two years and is still at a very preliminary stage. If the motions to dismiss are denied, the litigation may extend over many years. Certain of the defendants are well-capitalized and could bear substantial legal costs over an extended period. The Company will require additional resources in connection with this litigation if it continues after the proceeds from this offering have been spent. We believe that the financial opportunity currently justifies this substantial commitment of time and expense. However, we cannot predict the outcome of the litigation and there is a possibility that the Company will not recover the damages it is seeking.
     Shareholders may obtain a copy of the second amended complaint, defendants’ motions to dismiss and supporting memoranda upon request to the Company. These documents detail the Company’s factual allegations and legal arguments. Shareholders may review copies of the pleadings in this lawsuit at the Company’s offices during normal business hours or at the office of the Clerk of the Court, 333 Constitution Avenue N.W., Washington, D.C. 20001. This information may also be obtained by the general public for a fee through the District Court’s online service at https://ecf.dcd.uscourts.gov/cgi-bin/login.pl. Shareholders may wish to consult with their own legal advisors regarding the merits and risks of the pending litigation before deciding whether to invest in the rights offering.
Commercial Opportunity in East Timor
     The current government of East Timor has not thus far recognized our concession in East Timor. We submitted an application for an Expansion of Seabed Concession to the transitional government in East Timor and received no formal response. We may never receive a response or may receive an unfavorable response. If no response is given by the government of East Timor or if the response is unfavorable, we will review our political and legal options to determine if any further effort is warranted. If the government were to recognize the concession and grant the application, it would expand the 1974 Petrotimor concession to correspond with the offshore area over which East Timor is entitled to claim sovereign rights under international law. There is no assurance even if we are successful in the litigation that East Timor will recognize our concession. Unless there is a change in the current government in East Timor, it is unlikely that we will pursue the application further.
MARKET FOR COMMON STOCK
     Oceanic’s common stock is not listed on any exchange. However, it is quoted on the OTC Bulletin Board under the symbol OCEX.
Penny Stock Regulation
     Shares of our common stock are subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in ‘penny stocks.’ Penny stocks are generally equity securities with a price of less than $5.00, except for securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:
•	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

•	a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities’ laws;

•	a brief, clear, narrative description of a dealer market, including ‘bid’ and ‘ask’ prices for penny stocks and the significance of the spread between the ‘bid’ and ‘ask’ price;

•	a toll-free telephone number for inquiries on disciplinary actions;

•	definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

•	such other information and in such form, including language, type, size and format, as the Securities and Exchange Commission shall require by rule or regulation.

     Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:
•	the bid and offer quotations for the penny stock;

•	the compensation of the broker-dealer and its salesperson in the transaction;

•	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

•	monthly account statements showing the market value of each penny stock held in the customer’s account.
     In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. The additional burdens imposed upon stockbrokers by these requirements discourages stockbrokers from effecting transactions in our common stock, which may limit the market liquidity and the ability of investors to trade our common stock. The lack of volume and transactions in our stock may reduce the overall market value of the common stock.
     As reported by the OTC Bulletin Board, the range of bid prices in our common stock over the fiscal years ended December 31, 2005, 2004 and 2003 (which are not necessarily representative of actual transactions) is set forth below. The quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

	2006		2005		2004		2003
Three Months Ended	High	Low	High	Low	High	Low	High	Low
March 31	.45	.32	1.00	.13	.51	.25	.07	.065
June 30(1)	.41	.25	.75	.30	.46	.25	.15	.055
September 30	n/a	n/a	.65	.36	.26	.12	.14	.07
December 31	n/a	n/a	.60	.26	.22	.15	.08	.06

     (1) The high and low sales price for the three months ending June 30, 2006 is calculated through June 9, 2006.
     The reported last sale price of the common stock on June 13, 2006 was $.25.
CAPITALIZATION
     The following table sets forth as of March 31, 2006 and December 31, 2005 (i) the actual capitalization of Oceanic and (ii) capitalization of Oceanic as adjusted for the sale of 19,000,000 shares of common stock in this offering at an assumed offering price of $.32 per share. See ‘Use of Proceeds.’

			December 31,
Stockholders’ Equity	March 31, 2006		2005
	Actual	As Adjusted	Actual
Common stock authorized 50,000,000 shares of $.0625 par value, 40,688,881 issued and outstanding, 59,688,881(1) issued and outstanding as adjusted	$2,543,055	$3,730,555	$2,543,055
Capital in excess of par value	3,323,410	8,135,910	3,323,410
Retained deficit	(8,884,020)	(8,884,020)	(8,394,449)
Total stockholders’ (deficit) equity	(3,017,555)	2,982,445	(2,527,984)

(1) Our Board of Directors and principal stockholder has authorized an increase in authorized common stock to 100,000,000 shares. This increase will not be effective until at least ten days after the Company has delivered to our stockholders an Information Statement satisfying the requirements of the Securities Exchange Act of 1934. The Information Statement will be distributed to stockholders at the same time as this prospectus is first distributed.
     Our authorized capital stock also includes 600,000 shares of preferred stock, par value $10.00 per share. Our Board of Directors, without further action by the stockholders, is authorized to issue the shares of preferred stock in one or more series and to determine the voting rights, preferences as to dividends, and the liquidation, conversion, redemption and other rights of each series. The issuance of a series with voting and conversion rights may adversely affect the voting power of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Oceanic without further action by the stockholders. We have no present plans to issue any shares of preferred stock. See ‘Description of Capital Stock.’
DIVIDENDS
     We use all available funds for working capital purposes and have never paid a dividend. We do not anticipate paying dividends at the current time. Any future payment of dividends is subject to the discretion of the Board of Directors.
AVAILABILITY OF OIL AND GAS RESERVE INFORMATION
     Oceanic does not currently have any producing oil and gas properties or proved oil and gas reserves.
OTHER OIL AND GAS INFORMATION
     We have not drilled any exploratory or other wells in the past three years. We have no delivery commitments.
     As of March 31, 2006, our undeveloped acreage consisted of the following:

Acreage(1)	Gross Acreage	Net Acreage	Concession Ends
Republic of China	3,706,560	826,563	12/31/06	(2)
Timor Gap(3)	14,800,000	14,800,000

(1) The table does not include a 15% net profits interest in the Thasos Island exploration area related to the Prinos Interest. The concession for this area is being extended due to force majeure.
(2) The expiration of the concession is suspended due to force majeure. See ‘Properties’ and ‘Legal Proceedings.’
(3) Timor Gap: depending upon recognition by the East Timor government.
SELECTED FINANCIAL DATA
     The following table sets forth our summary financial data. The summary financial data in the table is derived from our financial statements. The data should be read in conjunction with the financial statements, related notes and other financial information included therein.

	Quarter Ended March 31,		Year Ended December 31,
Statement of Earnings Data	2006	2005	2005	2004
Revenue	$264,945	$232,770	$947,758	$832,711
Costs and expenses	754,516	778,172	3,145,937	3,572,524
Net loss	(489,571)	(545,402)	(2,198,179)	(2,739,813)
Loss per Share of Common Stock	(0.012)	(0.013)	(0.054)	(0.076)

	March 31, 2006		December 31, 2005
Balance Sheet Data	Actual	As Adjusted(1)	Actual
Net (negative) positive working capital	($2,337,110)	$3,662,890	($1,860,662)
Total assets	143,321	4,240,288	117,487
Stockholders’ (deficit) / equity	(3,017,555)	2,982,445	(2,527,984)

(1) As adjusted to give effect to the sale of 19,000,000 shares of common stock hereby at an assumed offering price of $.32 per share and the application of the estimated proceeds. Use ‘Use of Proceeds’ and ‘Capitalization’.
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Critical Accounting Policies
     Our discussion and analysis of financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. On an on-going basis, we evaluate our estimates including those related to the realizability of deferred income tax assets and provisions for contingent liabilities. We base these estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements.
     All receivables recorded at year-end are from affiliated companies and no reserve is needed.
Income Taxes
     In evaluating the realizability of the net deferred tax assets, we take into account a number of factors, primarily relating to our ability to generate taxable income. Where it is determined that it is likely that we are unable to realize deferred tax assets, a valuation allowance is established against the portion of the deferred tax asset.
     On April 2, 2003, Cordillera sold 546,089 shares of Oceanic stock to NWO. This sale of stock increased NWO’s ownership to 25,475,489 shares of Oceanic stock, resulting in 82.4% of total ownership in Oceanic at that time. Because NWO owns more than 80% of our stock, we became includable in NWO’s consolidated tax return. NWO maintains tax-sharing agreements with the same provisions applicable to all subsidiaries included in NWO’s consolidated return.
     Oceanic and NWO have executed that same tax-sharing agreement. Our tax provision will be calculated using then-current statutory rates, on a stand-alone basis, and specifically estimating our book-tax differences, including our share of any differences that apply ratably to all subsidiaries. The provision will include a tax benefit from losses to the extent of previous profits, but only to the extent such profits were included in the NWO consolidated return. To the extent a tax benefit for a loss has not been previously allowed, and we have profits in a future year which falls within the period to which, on a stand-alone basis, the prior tax loss could be carried forward under United States tax rules, the benefit of the loss will be included in the provision to the extent the loss would provide a tax benefit on a stand-alone basis.
     Because it cannot be accurately determined when or if we will become profitable, a valuation allowance was provided against the entire deferred income tax asset attributable to the net operating loss incurred during the years ended December 31, 2005 and 2004.
     Our foreign tax credit carryforwards from taxable periods prior to April 2, 2003 expired in 2005.
Liquidity and Capital Resources
     Oceanic has historically addressed long-term liquidity needs for oil and gas exploration and development through the use of consortium arrangements or farm-out agreements. Under such arrangements, we participate with consortium or joint venture partners with respect to financing activities required for a concession. This is a strategy that we intend to continue with respect to concessions/joint participation agreements, including those we currently own.
Cash Flow
     Cash used in operating activities was $516,393 for the first three months of 2006, compared to $450,103 in the first three months of 2005. Financing activities, including borrowings from the note payable from NWO, generated positive cash flows in the first three months of 2006 of $510,916 compared to the 2005 proceeds from the sale of short-term investments of $352,385. The first three months of 2006 ended with a net decrease in total cash of $5,477, the difference between cash used in operations and cash provided by the NWO borrowings. During the three months ended March 31, 2006 and 2005, Oceanic made actual cash payments of $156,844 and $117,924, respectively, related to legal and professional activities in Australia and the Timor Gap area. An additional $123,931 of expenses were accrued and remained unpaid as of March 31, 2006. These costs are included in exploration expenses. Exploration expenses have decreased in 2006 compared to the same period in 2005, primarily because of the lack of court activity. Until a final judgment is obtained or settlement of the lawsuit occurs, exploration expenses will continue to be high and will consume a majority of Oceanic’s cash resources.
     Oceanic had $74,229 in cash at March 31, 2006 compared with $79,706 in cash and cash equivalents at December 31, 2005. The Company had a negative working capital of ($2,337,110), where current liabilities exceeded cash and other current assets, at March 31, 2006, compared to a negative working capital of ($1,860,662) at December 31, 2005. This decrease in working capital was a result of the payment of legal and investigatory expenses charged to exploration expenses as discussed above. Funds used for the litigation related to the Timor Gap are expenses and do not create assets with book value.
     Cash used in operating activities during the years ended December 31, 2005 and 2004 was $2,104,483 and $2,657,705, respectively. Ongoing legal and professional fees associated with the pending litigation against ConocoPhillips and other defendants has required substantial expenditures. During the years ended December 31, 2005 and 2004, respectively, we incurred expenses of $1,495,048 and $1,883,375 related to legal activities and commercial opportunities in the Timor Gap area. These expenses are included in exploration expenses. These costs continued to be high in 2005 because of ongoing legal and investigatory research to support our claims. Legal and consulting costs attributable to the United States lawsuit will continue to be charged to exploration expenses in 2006. If the Court allows the claims in our Second Amended Complaint to proceed to discovery, legal expenses and cash requirements will increase in 2006.
     On April 21, 2004, Oceanic filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission (SEC), seeking to register shares of common stock to be issued to stockholders pursuant to a rights offering. Under the terms of the rights offering, we offered the holders of our common stock the rights to subscribe for additional shares at a purchase price of $.22 per share on the basis of 0.3161043 shares of common stock for each share held as of May 28, 2004. A total of 9,772,728 shares of common stock were offered to all stockholders. The Registration Statement was declared effective on June 1, 2004 and the rights offering expired on July 1, 2004. A total of $2,150,000 was collected through the rights offering. The proceeds from the rights offering were used to fund the cost of the rights offering, pay for the legal and professional expenses associated with the Timor Gap lawsuit and to cover the cost of operations.
     We had negative working capital of ($2,337,110) at March 31, 2006 compared to a negative working capital of ($1,860,662) at December 31, 2005. This occurs when current liabilities exceed current assets. This compares with positive working capital at December 31, 2004 of $392,375 including $792,012 in cash, short-term investments and cash equivalents.
     In 2005, we established a line of credit with NWO, evidenced by a promissory note in the amount of $2,000,000 at an interest rate of 2% over the prime rate with repayment due on or before March 6, 2006. NWO renegotiated and increased the line of credit to $4,000,000 with a due date of March 6, 2007. Management believes that together with cash on hand at December 31, 2005 plus cash generated from 2006 revenues and additional funding available from NWO, the proceeds from this line of credit will be sufficient to fund operations beyond December 31, 2006. We have no firm commitments for the provision of long-term capital. The status of our current litigation may substantially affect our need for and ability to raise capital in the long-term.
Results of Operations
Revenue
     Management fee revenue for the three months ended March 31, 2006 increased $32,175, or 14%, compared to the three months ended March 31, 2005. The total increase is due to a decrease in fees charged to Cordillera, offset by a larger increase in the fees charged to San Miguel. Because the level of service is dependent upon the needs of the applicable corporations and available employees, it is normal to see fluctuations in management fee rates from year to year.

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Management Fee Revenue

	Quarter Ended		Year		Year
	March 31, 2006		Ended		Ended
	(Unaudited)		2005		2004
San Miguel Valley Corporation	$147,930	41%	$427,440	45%	$443,033	53%
Cordillera Corporation	109,515	56%	473,640	50%	359,678	43%
Harvard International Resources, Ltd.	7,500	3%	46,678	5%	30,000	4%
Total management fee revenue	$264,945		$947,758		$832,711

     Revenue earned from management fees increased by $115,047 from 2004 to 2005. The revenue from San Miguel decreased approximately $1,300 per month during 2005 because of decreased management time requirements. The monthly management fee from Cordillera increased in 2005 by approximately $9,500 per month because of increased personnel time allocated to Cordillera’s activities. The consulting revenue from HIRL remained the same at $2,500 per month, but now includes the pass through of actual paid expenses totaling $16,667 for the year.
     Our Chairman of the Board and Chief Executive Officer, James N. Blue, is affiliated with each of these corporations. Except for the contract with HIRL, all labor services are provided at payroll cost plus benefits and include a 5% markup on that total to cover the administrative expense.
Exploration Expenses
     We continue to have ongoing legal and consulting fees associated with the litigation in the U.S. District Court and the pursuit of commercial opportunities in East Timor. The majority of consulting fees were investigation costs charged by consultants to research additional documentation to support our case. During the three months ended March 31, 2006 and 2005, we incurred total exploration expenses of $280,775 and $347,803, respectively. Similar expenses totaled $1,495,048 during the year ended December 31, 2005. This compares to $1,883,375 during the year ended December 31, 2004. This was a decrease of $388,327 or 21% because legal work and court costs have been reduced while we are waiting for a decision from the Court. These legal and professional expenses have been recorded as exploration expenses. If the Court allows the claims in our Second Amended Complaint to proceed to discovery, legal expenses charged to exploration will increase in 2006.
     As part of the Australian litigation, we were required to provide Bank Guarantees as security for costs. The Australia and New Zealand Banking Group (ANZ Bank) in Sydney, Australia provided the necessary guarantees. As of March 31, 2006 and December 31, 2005, the Company had $269,781 and $274,459, respectively, on deposit with ANZ Bank as collateral for the guarantees. The change in the balance is due to the exchange rate fluctuation between the U.S. and Australian dollars offset by interest earned on the account. The Company believes that this deposit will be forfeited to pay for the defendants’ legal expenses. At the present time, the Company is unable to quantify the total costs and expenses that may be assessed against it by the Court.
General and Administrative Expenses
     Total general and administrative costs and expenses for the three months ended March 31, 2006 decreased by $16,115 or 4% from the same period in 2005. Part of this decrease is a reduction of legal fees of approximately $22,620 from amounts spent in 2005, due to the resolution of legal issues. Our office lease was renegotiated in November 2005, reducing the monthly rent by $1,071. Group insurance increased by approximately $5,000 for the quarter from 2005, because of an increase in rates. Salaries and taxes generally stayed flat when compared to the previous year.
     Depreciation for the three months ended March 31, 2006 and 2005, totaled $1,074 and 1,235 respectively. Depreciation for the year ended December 31, 2005 decreased by $5,858 from 2004 as more office equipment became fully depreciated.
     Total general and administrative costs for the year ended December 31, 2005 decreased by $18,352, or 1.1%, from the year ended December 31, 2004. Salaries, benefits and taxes increased by approximately $77,225 as a result of general increases, plus additional participation in our 401(k) plan. This was offset by a reduction in legal fees of approximately $111,238 due to our successful defense of a lawsuit by a former employee in 2004.

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Other Income and Expense
     Interest income for the three months ended March 31, 2006 is $3,506, $4,591 lower than the amount for the same period last year. This is because the Company did not have available cash to invest in 2006. Interest expense of $5,666 is from the United Kingdom estimated tax liability, which is compounded on both static principal and the increasing accrued interest payable. Additional interest of $35,916 is accrued on the note payable to NWO. Non-cash foreign exchange losses of ($13,906) resulted from the fluctuations in exchange rates in 2005 and 2006 between the U.S. dollar, the British pound, the Euro and the Australian dollar.
     Other income and expense for the year changed from a net expense balance of $25,487 at December 31, 2004 to total income of $4,740 at December 31, 2005. Interest income decreased by $9,448 during 2005 because we had less available cash to invest. Interest expense and financing costs increased in 2005 by approximately $41,000 because of the interest due on the note payable to NWO. The foreign currency transactions resulted in a net gain of $52,668 for the year ended December 31, 2005. This included a foreign currency loss of ($18,438) as the dollar decreased in value compared to the Australian pound and a foreign currency loss of ($7,853) as the dollar decreased in value compared to the Euro. The change in the United Kingdom taxes payable includes $23,341 of accrued interest reduced by a gain of $78,960 resulting from the dollar increasing in value when compared to the British pound.
     As of March 31, 2006, we had a deficit in stockholder’s equity of ($3,017,555.) This deficit was increased from the December 31, 2005 deficit in stockholders’ equity of ($2,527,984) by the net loss of ($489,571) for the first quarter of 2006. Our liabilities exceeded the book value of our assets, net of allowances and reserves, by this amount. Funds used for the litigation relating to the East Timor lawsuit are expenses and do not create assets with book value. The deficit in stockholders’ equity can be expected to increase to the extent that future litigation costs are financed through the NWO line of credit or other debt instruments.
DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.0625 per share, and 600,000 shares of preferred stock, par value $10.00 per share. Our Board of Directors and principal stockholder have authorized an increase in authorized common stock to 100,000,000 shares. The increase will not be effective until at least ten days after we have delivered to our stockholders an Information Statement satisfying the requirements of the Securities Exchange Act of 1934. The Information Statement will be distributed to stockholders at the same time as this prospectus is first distributed. Our Certificate of Incorporation, as described below, as well as by our Bylaws and the General Corporation Law of the State of Delaware, defines the relative rights of our common stock and preferred stock.
Common Stock
     Subject to the rights of holders of any series of preferred stock that may from time to time be issued, holders of common stock are entitled to one vote per share on matters acted upon at any stockholders’ meeting, including the election of directors, and to dividends when, as and if declared by the Board of Directors out of funds legally available therefore. There is no cumulative voting and the common stock is not redeemable. In the event of any liquidation, dissolution or winding up of Oceanic, each holder of common stock is entitled to share ratably in all assets of Oceanic remaining after the payment of liabilities and any amounts required to be paid to holders of preferred stock, if any. Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessments by Oceanic. All shares of common stock now outstanding, and all shares to be outstanding upon the completion of this rights offering, are and will be fully paid and non-assessable.
     The common stock is not currently listed on any exchange. However, it is quoted on the OTC Bulletin Board under the symbol OCEX. As of March 31, 2006, there were approximately 475 holders of record of common stock. This number was derived from our stockholder records, and does not include owners of our common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers, and other fiduciaries. We believe that the number of beneficial owners of common stock exceeds 550.
Preferred Stock
     The Board of Directors, without further action by the stockholders, is authorized to issue the shares of preferred stock in one or more series and to determine the voting rights, preferences as to dividends, and the liquidation, conversion, redemption and other rights of each series. The issuance of a series with voting and conversion rights may adversely affect the voting power of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring

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or preventing a change in control of Oceanic without further action by the stockholders. We have no present plans to issue any shares of preferred stock.
Penny Stock Regulation
     Shares of our common stock are subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in ‘penny stocks.’ Penny stocks are generally equity securities with a price of less than $5.00, except for securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:
•	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

•	a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities’ laws;

•	a brief, clear, narrative description of a dealer market, including ‘bid’ and ‘ask’ prices for penny stocks and the significance of the spread between the ‘bid’ and ‘ask’ price;

•	a toll-free telephone number for inquiries on disciplinary actions;

•	definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

•	such other information and in such form, including language, type, size and format, as the Securities and Exchange Commission shall require by rule or regulation.
     Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:
•	the bid and offer quotations for the penny stock;

•	the compensation of the broker-dealer and its salesperson in the transaction;

•	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

•	monthly account statements showing the market value of each penny stock held in the customer’s account.
     In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. The additional burdens imposed upon stockbrokers by these requirements discourages stockbrokers from effecting transactions in our common stock, which may limit the market liquidity and the ability of investors to trade our common stock. The lack of volume and transactions in our stock may reduce the overall market value of the common stock.
Transfer Agent
     Our transfer agent is Mellon Investor Services, 210 University Boulevard, Suite 800, Denver, CO 80206.

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DIRECTORS AND EXECUTIVE OFFICERS
     The following table sets forth the names and ages of the members of the Board of Directors and our executive officers, and sets forth the position with Oceanic held by each:

Name	Age	Position
James N. Blue	71	Director, Chairman of the Board and Chief Executive Officer

Charles N. Haas	68	Director and President

John L. Redmond, Ph.D.	76	Director and Vice President, International Exploration

Gene E. Burke, M.D.	77	Director

Sidney H. Stires	76	Director

Janet A. Holle	55	Secretary/Vice President

Courtney Cowgill	53	Chief Financial Officer/Treasurer
Directors hold these positions until their respective successors are elected and qualified. The current directors, except for Dr. John L. Redmond, were elected prior to 1982 and no meeting of the stockholders has been held since 1982. Dr. Redmond was appointed in 1994 by the remaining directors to fill a vacancy on the Board of Directors. There is no audit committee of the Board of Directors for 2005, so the entire Board of Directors is fulfilling that role. The Board of Directors is expecting to continue to act as the audit committee for 2006.
     James N. Blue. Mr. Blue has been a director and officer since 1981. He has also been Chairman of the Board of Directors of General Atomic Technologies Corporation in San Diego, California, President and a director of NWO and Chairman of the Board of Directors and President of Cordillera Corporation for more than the last five years.
     Charles N. Haas. Mr. Haas has been a director and officer since 1981. He has also been a director and Vice President of Cordillera for more than the last five years. Mr. Haas has also been President and a director of San Miguel Valley Corporation for more than the last five years.
     John L. Redmond, Ph.D. Dr. Redmond has been a director since 1994. He has been Vice President, International Exploration since 1990.
     Gene E. Burke, M.D. Dr. Burke has been a director since 1972. He has been a physician in sole practice in Houston, Texas for more than the last five years. Dr. Burke retired from his sole practice in 1999.
     Sidney H. Stires. Mr. Stires has been a director since 1980. During that time Mr. Stires has been the President of Stires & Co., Inc., an investment banking company in New York, NY. Mr. Stires retired in 2002.
     Janet A. Holle. Ms. Holle has been an officer since 1987.
Courtney Cowgill. Ms. Cowgill has been Chief Financial Officer and Treasurer of the Company since May 2003. She has more than 25 years of accounting experience, including three years with a national accounting firm, 3 years as an internal auditor and more than 10 years as Controller or CFO of various companies. In the last 5 years, she has been employed by the University of Colorado at Boulder as a Graduate Research Assistant and as an Executive Director of Program Management for AT&T Broadband and Telecommunications, Inc. Ms. Cowgill holds an active CPA license in the state of Colorado.
     Directors Dr. Gene Burke and Mr. Sidney H. Stires are independent with respect to Oceanic, its operations and related parties, as independence is defined for Nasdaq companies. We do not believe that any of our independent directors qualify as audit committee financial experts. Management believes that the limited nature of our current business activities does not require the additional oversight of an audit committee financial expert at this time. The lack of an audit committee financial expert may hinder the ability of the independent directors to detect any weaknesses in our financial controls or procedures or any improper financial activities. The Board of Directors is continuing to act as the audit committee for 2006.
Code of Ethics for Directors, Management and Employees
     The Board of Directors adopted a Code of Ethics that applies to its directors, financial officers and other employees. The Code was filed as an exhibit to the 2003 Form 10-KSB.

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Securities Trading Policy/Timely Reporting of Events
     The Board of Directors adopted a Stock Trading Policy that applies to its directors, management, employees and other ‘insiders.’ The Policy was filed as an exhibit to the 2003 Form 10-KSB.
Compliance with Section 16(a) of the Exchange Act
     Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms that they file.
     To our knowledge, based solely on a review of the copies of such reports furnished to it, we believe that all such filing requirements were complied with by our directors and officers.
EXECUTIVE COMPENSATION
Summary Compensation Table
The following information summarizes compensation paid to James N. Blue, Chief Executive Officer, Charles N. Haas, President and Courtney Cowgill, CFO/Treasurer.
     SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
					Awards		Payouts
						Securities
				Other		Under-
				Annual	Restricted	lying		All Other
				Compen-	Stock	Options/	LTIP	Compen-
Name and	Fiscal	Salary	Bonus	sation	Awards	SARS (#)	Payouts	sation
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)
James N. Blue,	2005	60,000[1]
Chairman of the	2004	60,000[1]
Board and CEO	2003	60,000[1]
Charles N. Haas,	2005	177,508[2]						26,492	[3]
President	2004	175,000[2]						25,907	[3]
	2003	175,000[2]						26,016	[3]
Courtney Cowgill,	2005	141,801						16,457	[3]
CFO/Treasurer	2004	111,569[4]						6,696	[3]

[1]	Monthly officer’s fee of $5,000.

[2]	A portion of the salary and other compensation paid to Mr. Haas has been reimbursed based on cost sharing arrangements with other companies.

[3]	Oceanic is a participant in the Cordillera and Affiliated Companies Money Purchase Pension Plan and 401(k) Plan, covering all qualified employees of Oceanic. The pension plan is a non-contributory defined contribution plan. Oceanic’s contributions to this plan are based on 6% of total compensation not exceeding the limit established annually for the Federal Insurance Contribution Act (FICA) and 11.7% of compensation in excess of this limit. Vesting begins after two years of service at a rate of 20% annually with full vesting subsequent to six years of service or upon retirement, death or permanent disability. The 401(k) plan provides for discretionary employee contribution of up to 12% of annual pre-tax earnings, subject to the maximum amount established annually under Section 401(k) of the Internal Revenue Code. Oceanic is required to match contributions to the extent of 6% of annual employee compensation. An employee can participate in these plans the first full year of service after their start date.

[4]	Ms. Cowgill commenced employment in May 2003. Members of the Board of Directors who are not employees of Oceanic or any of its affiliates receive directors’ fees of $500 per month. Members of the Board of Directors who are employees do not receive directors’ fees. Mr. Blue receives a monthly fee of $5,000 for services as an officer of Oceanic.
     We have no material employment contracts at this time.

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     We have no compensation committee. James N. Blue and Charles N. Haas participated in all deliberations concerning executive officer compensation.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     As of June 13, 2006, there were issued and outstanding 40,688,881 shares of common stock, which is our only outstanding class of voting securities. Holders of common stock are entitled to one vote per share on each matter upon which stockholders may be entitled to vote.
     The following table sets forth information regarding shares of common stock beneficially owned as of June 13, 2006 by (i) each person known by us to beneficially own 5% or more of the outstanding common stock, (ii) by each director, (iii) by each person named in the summary compensation table and (iv) by all officers and directors as a group.

Names and Addresses of Officers,	Amount of	Nature of Beneficial	Percentage of
Directors and Principal Stockholders	Common Stock	Ownership	Class
NWO Resources, Inc.[1] c/o Samuel C. Randazzo 21 E. State Street, Suite 1700 Columbus, OH 43215	34,265,713	Shared voting and investment power	84.21%
Cordillera Corporation[1] 7800 E. Dorado Place, Suite 250 Englewood, CO 80111	389	Shared voting and investment power	Less than 1%
James N. Blue[1,3] 7800 E. Dorado Place, Suite 250 Englewood, CO 80111	None	[1]	N/A
Charles N. Haas[2,3] 7800 E. Dorado Place, Suite 250 Englewood, CO 80111	None	[2,3]	N/A
Sidney H. Stires[3] 7800 E. Dorado Place, Suite 250 Englewood, CO 80111	359,966	[4]	Less than 1%
Gene E. Burke, M.D.[3] 7800 E. Dorado Place, Suite 250 Englewood, CO 80111	507	By spouse	N/A
John L. Redmond, Ph.D.[3] 7800 E. Dorado Place, Suite 250 Englewood, CO 80111	None		N/A
All directors and officers as a group (7 persons)	360,473	[2,3,4]	Less than 1%

[1]	Mr. Blue is Chairman of the Board of Directors and President of Cordillera, the major stockholder of NWO, which owns 84.21% of our stock. Through affiliates, Mr. Blue indirectly beneficially holds a majority of the common stock of Cordillera, which owns an additional .001% of Oceanic’s stock. Mr. Blue is Chairman of the Board of Directors and President of NWO.

[2]	Mr. Haas is a director and a Vice President of Cordillera.

[3]	Director of Oceanic.

[4]	Of these shares, 322,110 shares are owned by Mr. Stires’ wife’s trust. 15,031 shares are held by Mr. Stires as a UGMA custodian for his minor grandchildren and 22,825 are owned by Mr. Stires.
     There are no equity compensation plans in place for directors, officers or employees.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Exercise of Subscription Rights and Over-Subscription Privilege by NWO Resources, Inc.
     NWO, our principal stockholder, has stated its intention to exercise its subscription rights, thereby purchasing 16,000,651 shares, and has also indicated that it may purchase any additional shares that are not subscribed for by other stockholders. It is, however, not obligated to exercise its subscription rights or to purchase additional shares. NWO currently owns approximately 84.21% of our outstanding shares of common stock. If all stockholders fully exercise their subscription rights, the effective percentage ownership of each stockholder will remain unchanged. If the rights are not exercised by any other stockholder and NWO purchases all shares of common stock not purchased by the other stockholders, NWO will control approximately 89.24% of the issued common stock.
Management Agreements
     We provide bookkeeping, administrative and day-to-day management services to San Miguel, a real estate company. We also provide management, professional and administrative services to Cordillera, a holding company. Our management is responsible for the day-to-day management of real estate and general aviation activities of Cordillera. Starting in the third quarter of 2003, the subsidiary Petrotimor began providing exploration and consulting services to HIRL, a related company. The contract with HIRL differs from the management contracts with the other related companies, as it is a flat charge of $2,500 per month plus expenses directly incurred in providing those consulting services. These contracts for management services have no contractual termination date, but management cannot be certain that some or all of these contracts will continue in the future. Most of the management contracts contain clauses requiring sixty days termination notice. Our Chairman of the Board of Directors and Chief Executive Officer is affiliated with each of these corporations.
Management Fee Revenue

	Quarter Ended		Year		Year
	March 31, 2006		Ended		Ended
	(Unaudited)		2005		2004
San Miguel Valley Corporation	$147,930	41%	$427,440	45%	$443,033	53%
Cordillera Corporation	109,515	56%	473,640	50%	359,678	43%
Harvard International Resources, Ltd.	7,500	3%	46,678	5%	30,000	4%
Total management fee revenue	$264,945		$947,758		$832,711

     Except for the contract with HIRL, all labor services are provided at payroll cost plus benefits and include a 5% markup on that total to cover the administrative expense. This charge is calculated annually and readjusted at year-end. All expenses are billed at cost. The contract with HIRL differs from the management contracts with the other related companies, as it is a flat charge of $2,500 per month plus expenses directly incurred in providing those consulting services. The purpose for the management agreements is to avoid duplication of functions and costs for the economic benefit of all of the companies involved.
     Karsten Blue, an employee of Cordillera and son of our Chairman of the Board of Directors and Chief Executive Officer, coordinates various activities relating to the East Timor situation. These include including coordinating with legal counsel and meeting with business and governmental advisors. On September 1, 2002, we entered into a Service Agreement with Cordillera. This contract, as amended, states that we compensate and reimburse Cordillera for Karsten Blue’s services at the rate of $1,403 per week, not to exceed $72,976 per year, and for any out-of-pocket business expenses incurred in connection with these activities. We expensed $18,244 for the three months ended March 31, 2006 compared to $17,509 for the same three months in 2005. Exploration expenses included $71,731 in 2005 and $70,034 in 2004 for Karsten Blue’s services as exploration expenses. The out-of-pocket business expenses were immaterial in 2006, 2005 and 2004.
Employee Benefit Plans
     Cordillera has a defined contribution pension plan and a 401(k) plan covering all our qualified employees. The plans are not limited to officers and directors. Employees must be at least 21 years of age and have one year of service. Collective bargaining employees, nonresident aliens who receive no income from U.S. sources and leased employees are the only employees not eligible to participate. Contributions to the pension plan are based on a percentage of employee compensation ranging from 6% to 11.7%. We are required to match employee 401(k) contributions up to 6% of annual compensation. For the three months ended March 31, 2006 and 2005, pension and 401(k) expenses totaled $33,935 and $32,299, respectively. For the years ended December 31, 2005 and 2004, we recorded $136,013 and $108,620, respectively, for these same expenses under these plans. Mr.

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Blue serves as Chairman of the Board of Directors and President of Cordillera. He is also the indirect beneficial owner of a majority of the common stock of Cordillera.
Lease of Office Space
     We currently lease office space at 7800 East Dorado Place, Suite 250, Englewood, CO 80111 from Sorrento West Properties, Inc., a company indirectly owned and controlled by James N. Blue and his family. We believe that, with respect to the lease, we obtained terms no less favorable than those that could have been obtained from unrelated parties in arms-length transactions. The lease was entered into on September 1, 2000 and was extended to October 31, 2008. Under the terms of the lease, we lease 4,990 square feet of space at an annual cost of $16.00 per square foot with an escalation clause based on the increase in the Consumer Price Index – All Urban Consumers, All Items, at a rate not to exceed 5%. The lease provides for additional rent to cover the tenant’s pro-rata share of insurance, taxes, common area maintenance and other charges. This maintenance charge is subject to change annually. The facilities are adequate for our current needs.
General
     All future transactions with affiliates will be entered into with terms at least as favorable as could be obtained from unaffiliated independent third parties. Options, warrants or grants of stock will not be issued to officers, directors, employees, 5% shareholders or affiliates with an exercise price of less than 85% of the fair market value.
Tax Sharing Agreement
     On April 2, 2003, Cordillera sold 546,089 shares of our stock to NWO. This sale of stock increased NWO’s ownership to 25,472,489 shares of our stock, resulting in 82.4% of total ownership in Oceanic at that time. Because NWO owns more than 80% of our stock, we became includable in NWO’s consolidated return. NWO maintains tax-sharing agreements with the same provisions applicable to all subsidiaries included in NWO’s consolidated return. Oceanic and NWO have now executed that same tax-sharing agreement.
NWO Resources, Inc. Line of Credit
     On March 7, 2006, we established a line of credit with NWO to fund our operations prior to the completion of the rights offering. As of April 30, 2005, there was $2,040,856 outstanding under the line of credit. We expect to draw down an amount of approximately $3,232,000 before the closing of the rights offering. The line of credit provides for interest on the outstanding balance at 2% over the U.S. Bank prime-lending rate in effect on the date of each draw against the line of credit. The line of credit is evidenced by an unsecured promissory note that is due upon the earlier of the following: (i) obtaining alternative financing in an amount of not less than $4,000,000, or (ii) resolution of the East Timor lawsuit to the benefit of Oceanic for an amount not less than $4,000,000 or (iii) March 7, 2007. We anticipate repaying any outstanding amounts due under the line of credit upon consummation of the rights offering, at which time the line of credit will be terminated.
INDEMNIFICATION OF OFFICERS AND DIRECTORS
     Under Sections 145 of the Delaware General Corporation Law and our Bylaws, our directors and officers may be indemnified against liabilities that they may incur in their capacities as such. An officer or director may be indemnified by us against the expenses actually and reasonably incurred by him in connection with the defense of any action by reason of being or having been a director or officer, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests. In addition, with respect to criminal actions or proceedings, he must also have had no reason to believe his conduct was unlawful. If such action is by or in the right of Oceanic, no indemnification may be provided as to any claim, issue or matter as to which a person is adjudged to have been liable to Oceanic, unless a court determines otherwise.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, lawsuit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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LEGAL MATTERS
     The validity of the shares of common stock offered by this prospectus will be passed upon for us by Callister Nebeker & McCullough, a professional corporation, Salt Lake City, Utah.
EXPERTS
     Our consolidated financial statements as of and for each of the two years ended December 31, 2005 and 2004 have been included in this prospectus and in the Registration Statement in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of Grant Thornton LLP as experts in accounting and auditing.
IF YOU WOULD LIKE MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s public reference room, which is located at the following address:
450 Fifth Street, N.W.
Washington, DC 20549
     Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This information is also available online through the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR), located on the SEC’s web site (http://www.sec.gov).
     In addition, we will provide (free of charge) any of our documents filed with the SEC, as you reasonably may request. To get your free copies, please call, write or email to
Courtney Cowgill
Chief Financial Officer
Oceanic Exploration Company
7800 East Dorado Place, Suite 250
Englewood, CO 80111
(303) 220-8330
Courtney.Cowgill@OceanicExploration.com
     You should rely only on the information in this prospectus. We have not authorized anyone to provide you with any different information.
     This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted. This prospectus is not an offer to sell nor is it seeking an offer to buy securities other than the shares of common stock to be issued pursuant to the rights offering. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

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OCEANIC EXPLORATION COMPANY
AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,
	2006	2005
Assets
Cash, unrestricted	$74,229	$79,706
Due from affiliates	50,154	18,694
Prepaid expenses and other	8,410	7,485

Total current assets	132,793	105,885

Oil and gas property interests (note 4)	—	—

Furniture, fixtures, and equipment	58,824	61,003
Less accumulated depreciation	(48,296)	(49,401)

	10,528	11,602

Total assets	$143,321	$117,487

Liabilities and Stockholders’ Deficit
Accounts payable	$138,123	$92,133
Accrued expenses	165,196	209,129
Accrued expenses – security for legal costs (note 3)	263,491	273,108
Note payable related party - NWO Resources, Inc. (note 5)	1,903,093	1,392,177

Total current liabilities	2,469,903	1,966,547

United Kingdom taxes payable, including accrued interest	687,979	674,866
Other non-current liabilities	2,994	4,058

Total non-current liabilities	690,973	678,924

Total liabilities	3,160,876	2,645,471

Commitments and contingencies (notes 2 and 3)

Stockholders’ deficit
Preferred stock, $10 par value. Authorized 600,000 shares; no shares issued	—	—
Common stock, $.0625 par value. Authorized 50,000,000 shares; 40,688,881 shares issued and outstanding	2,543,055	2,543,055
Capital in excess of par value	3,323,410	3,323,410
Retained deficit	(8,884,020)	(8,394,449)

Total stockholders’ deficit	(3,017,555)	(2,527,984)

Total liabilities and stockholders’ deficit	$143,321	$117,487

See accompanying notes to condensed consolidated financial statements.

OCEANIC EXPLORATION COMPANY
AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended March 31,
	2006	2005
Revenue:
Management revenue – related parties	$264,945	$232,770

Costs and expenses:
Exploration expenses (note 3)	280,775	353,215
Amortization and depreciation	1,074	1,235
General and administrative	420,562	436,677

	702,411	791,127

Operating loss	(437,466)	(558,357)

Other income (expense):
Interest income and realized gains	3,506	8,097
Interest expense and financing costs (note 5)	(41,705)	(6,389)
Foreign currency gains (losses)	(13,906)	11,247

	(52,105)	12,955

Loss before income taxes	(489,571)	(545,402)

Income tax expense (note 6)	—	—

Net loss	$(489,571)	$(545,402)

Basic and diluted loss per common share	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	40,688,881	40,688,881
See accompanying notes to condensed consolidated financial statements.

OCEANIC EXPLORATION COMPANY
AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31,
	2006	2005
Cash flows from operating activities:
Net loss	$(489,571)	$(545,402)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,074	1,235
Changes in operating assets and liabilities:
(Increase) decrease in due from affiliates	(31,460)	41,657
(Increase) decrease in prepaid expenses and other assets	(925)	—
Increase (decrease) in accounts payable	45,990	(69,654)
Increase (decrease) in accrued expenses	(43,933)	138,849
Increase (decrease) in security for legal costs	(9,617)	(3,943)
Increase (decrease) in United Kingdom taxes payable, including accrued interest payable	13,113	(11,929)
Decrease in other non-current liabilities	(1,064)	(916)

Net cash used in operating activities	(516,393)	(450,103)

Cash flows from financing activities:
Use of short-term investments and cash equivalents	—	352,385
Increase in note payable, related party - NWO Resources, Inc. including accrued interest payable	510,916	—

Net cash provided by financing activities	510,916	352,385

Net decrease in cash	(5,477)	(97,718)

Cash at beginning of period	79,706	382,436

Cash at end of period	$74,229	$284,718

See accompanying notes to condensed consolidated financial statements.

OCEANIC EXPLORATION COMPANY AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
March 31, 2006
(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     The condensed consolidated balance sheet as of December 31, 2005 that has been derived from audited financial statements, and the unaudited interim condensed consolidated financial statements included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, have been condensed or omitted pursuant to those rules and regulations, although Oceanic Exploration Company (Oceanic or the Company) believes that the disclosures made are adequate to make the information presented not misleading. In the opinion of management, all adjustments consisting of normal recurring accruals have been made which are necessary for the fair presentation of the periods included. Certain amounts recorded in prior periods have been reclassified to conform to current presentation. Interim results are not necessarily indicative of results for a full year. The information included herein should be read in conjunction with the financial statements and notes thereto included in the December 31, 2005 Form 10-KSB.
     All of the Company’s revenue is derived from management contracts with related parties. The Company operates as one segment.
(2) PENDING LITIGATION
     On March 1, 2004, Oceanic and Petrotimor filed a Complaint in the United States District Court for the District of Columbia. Oceanic and Petrotimor, as plaintiffs, brought this action to redress the harm caused by the defendants’ (collectively including ConocoPhillips, Inc. and designated subsidiaries, the Timor Sea Designated Authority for the Joint Petroleum Development Area, the Timor Gap Joint Authority for the Zone of Cooperation, PT Pertamina and BP Migas) theft, misappropriation and conversion of oil and gas resources within the Company’s 14.8 million-acre Timor Gap concession. On March 1, 2005, the Complaint was amended to reflect claims that the misdeeds of the defendants effectively prevented the Company from competing for concessions granted by the Designated Authority.
     The Complaint describes violations of the following United States statutes: Racketeer Influenced Corrupt Organizations Act (RICO), the Lanham Act and the Robinson-Patman Act. The Complaint seeks damages of at least $10.5 billion from the defendants, and cites unjust enrichment, unfair competition, and intentional interference with the contract and prospective economic advantage. Based upon the RICO and anti-trust claims, Oceanic and Petrotimor seek to recover treble damages, reasonable attorneys’ fees and punitive damages.
     On February 8, 2005, the Court heard oral arguments on the defendants’ motions to dismiss. The Court denied the defendants’ motions to dismiss as moot. However, the Court also dismissed the plaintiffs’ First Amended Complaint without prejudice to the filing of a Second Amended Complaint, as described below, to more fully reflect the plaintiffs’ case. The Complaint was amended to reflect claims that the Company was effectively prevented from obtaining concessions granted by the Designated Authority due to the misdeeds of the defendants. The Court directed the plaintiffs to precisely respond to each and every argument raised by the defendants’ “compelling motions to dismiss.” The Second Amended Complaint was filed with the Court on March 1, 2005. The defendants filed new motions to dismiss with the Court on March 28, 2005. The Company’s opposition to defendants’ motions to dismiss was filed with the Court on April 18, 2005. A final response by the defendants to the Company’s revised complaint was filed on April 28, 2005. No communication has been received from the Court since the last filing with the Court.
     The Company awaits the decision of the Court on the defendants’ motion to dismiss. The Company is unable to predict when the Court will reach a decision on this motion, nor can the Company predict the Court’s decision on the merits of this motion. As stated in the Second Amended Complaint, the Company has consistently proposed to locate liquefied natural gas facilities in East Timor which would significantly benefit the people of East Timor, yet the Company has not been given an opportunity to bid on production sharing contracts granted by the Designated Authority due to bribes and corruption. Under these circumstances, the Company believes it is entitled to prove its case, and if given the opportunity by the Court, intends to do so. The Company continues to believe that it has a persuasive case against the defendants based on the evidence.

     The Company anticipates that the defendants will continue to deny the allegations of the Second Amended Complaint and will otherwise vigorously defend against the Company’s claims. The Company understands that pursuing this lawsuit to its fullest extent in 2006 could take substantial time by Company personnel, and the Company could incur substantial expense. Additional resources may be required in connection with this litigation. The Company believes that the financial opportunity justifies this substantial commitment of time and expense.
(3) EXPLORATION EXPENSES
     On August 21, 2001, Oceanic and Petrotimor issued a Statement of Claim (as amended) out of the Federal Court of Australia against the Commonwealth of Australia, the Joint Authority established under the Timor Gap Treaty and the Phillips Petroleum companies operating within the Timor Gap area (the Respondents). Oceanic and Petrotimor claimed that the Timor Gap Treaty and the related legislation of the Australian Parliament was void or invalid for a number of reasons including (i) the Timor Gap Treaty and the legislation sought to claim significant portions of the continental shelf over which it had no sovereign rights for Australia, which the Company believes under international law belonged to East Timor, and (ii) the Timor Gap Treaty and the legislation attempted to extinguish the property interest and rights granted by the then legitimate power, Portugal, to Oceanic and Petrotimor, without providing for just compensation as required by Australian law. On February 3, 2003, the Federal Court of Australia issued an adverse decision in Petrotimor v. Commonwealth of Australia. The Federal Court ruled that it lacked the jurisdiction to hear the claims made by Oceanic and Petrotimor. The Company sought special leave in 2003 to appeal to the High Court. These appeals were discontinued on February 6, 2004 when the Company determined that the most appropriate venue, under the circumstances, would be in the United States courts.
     As part of the Australian litigation, Oceanic was required to provide Bank Guarantees as security for costs. The Australia and New Zealand Banking Group (ANZ Bank) in Sydney, Australia provided the necessary guarantees. As of March 31, 2006 and December 31, 2005, the Company had $269,781 and $274,459, respectively, on deposit with ANZ Bank as collateral for the guarantees. The change in the balance is due to the exchange rate fluctuation between the U.S. and Australian dollars offset by interest earned on the account. The Company believes that the deposit will be forfeited to pay for the defendants’ legal expenses. At the present time, the Company is unable to quantify the total costs and expenses that may be assessed against it by the Court.
     During the three months ended March 31, 2006 and 2005, the Company incurred expenses of $270,880 and $353,215, respectively, related to legal, consulting and commercial activities in Australia and the Timor Gap area. These expenses have been recorded as exploration expenses in the accompanying statements.
     Although Oceanic is not currently directly involved in any other oil and gas exploration or production activities, the Company continues to evaluate potential exploration and production activities elsewhere in the world. The Company did not receive any revenue from oil and gas properties in 2005 or 2004. Other than the potential recovery of damages from the pending litigation, the Company is not currently conducting any activities that would result in material oil and gas revenue in 2006.
(4) OIL AND GAS INTERESTS
     Oceanic holds various interests in concessions or leases for oil and gas exploration around the world as described in the December 31, 2005 Form 10-KSB. Costs for these oil and gas property interests have been charged to expense in prior years so no amounts are reflected on the balance sheet. The Company is not currently conducting any direct exploration activities other than pursuing legal claims relating to the disputed oil and gas concession existing in the Timor Gap between East Timor and Australia.
(5) NOTE PAYABLE – RELATED PARTY
     In 2005, the Company established a line of credit with NWO Resources, Inc. (NWO), Oceanic’s principal shareholder, evidenced by a promissory note in the amount of $2,000,000 at an interest rate of 2% over the prime rate with repayment due on or before March 6, 2006. In addition, NWO committed to increase the line of credit to $4,000,000 under certain circumstances. These circumstances occurred and the promissory note was increased to $4,000,000 with a due date of March 6, 2007. As of March 31, 2006, $1,890,856 was outstanding under the line of credit. An additional $12,237 was accrued for interest calculated on the outstanding balance at 2% over the U.S. Bank prime-lending rate in effect on the date of each draw against the line of credit. The line of credit is evidenced by an unsecured promissory note that is due upon the earlier of the following: (i) obtaining alternative financing in an amount not less than $4,000,000, or (ii) resolution of the East Timor suit to the benefit of Oceanic for an amount not less than $4,000,000, or (iii) payment within one year of the loan date.
     The Company believes that the cash on hand at March 31, 2006, plus cash generated from 2006 revenues and additional funding available from NWO, will be sufficient to fund operations beyond December 31, 2006. The Company is also evaluating other potential financing sources for long-term capital, including the potential of term debt financing from NWO and the potential of raising additional equity capital from existing shareholders. The status of Oceanic’s current litigation may substantially affect our need for and the ability to raise capital in the long-term.
(6) INCOME TAXES
     Oceanic and NWO maintain a tax-sharing agreement with the same provisions applicable to all subsidiaries included in NWO’s consolidated return. Oceanic’s tax provision is calculated using the then-current statutory rates, on a stand-alone basis, and specifically estimating the book-tax differences, including the share of any differences applied ratably to all subsidiaries. Oceanic includes a tax benefit from losses to the extent of the previous profits, but only to the extent such profits were included in the NWO consolidated return. To the extent a tax benefit for a loss has not been previously allowed, and Oceanic has profits in a future year which falls within the period to which, on a stand-alone basis, the prior tax loss could be carried forward under United States tax rules, the benefit of the loss will be included in the provision to the extent the loss would provide a tax benefit on a stand-alone basis.
     In evaluating the realizability of the net deferred tax assets, the Company takes into account a number of factors, primarily relating to the ability to generate taxable income. Where it is determined that it is likely that the Company will be unable to realize deferred tax assets, a valuation allowance is established against the portion of the deferred tax asset.
     Because it cannot be accurately determined when the Company will become profitable, a valuation allowance was provided against the entire deferred income tax asset attributable to the net operating loss incurred during the three months ended March 31, 2006 and 2005.
     The foreign tax credit carryforwards of Oceanic from taxable periods prior to April 2, 2003 expired in 2005.

OCEANIC EXPLORATION COMPANY
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Oceanic Exploration Company
We have audited the accompanying consolidated balance sheets of Oceanic Exploration Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oceanic Exploration Company and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Grant Thornton LLP
Cleveland, Ohio
March 6, 2006

OCEANIC EXPLORATION COMPANY
AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,	December 31,
	2005	2004
Assets
Cash, unrestricted	$79,706	$382,436
Short-term investments	—	409,576
Due from affiliates	18,694	63,205
Prepaid expenses and other	7,485	8,485

Total current assets	105,885	863,702

Oil and gas property interests (note 7)	—	—

Furniture, fixtures, and equipment	61,003	81,216
Less accumulated depreciation	(49,401)	(64,996)

	11,602	16,220

Total assets	$117,487	$879,922

Liabilities and Stockholders’ Equity (Deficit)
Accounts payable	$92,133	$167,860
Accrued expenses	209,129	195,449
Accrued expenses – security for legal costs (note 4)	273,108	108,018
NWO Resources Inc. notes payable, including accrued interest	1,392,177	—

Total current liabilities	1,966,547	471,327

United Kingdom taxes payable, including accrued interest	674,866	730,486
Other non-current liabilities	4,058	7,914

Total non-current liabilities	678,924	738,400

Commitments and contingencies (notes 2 and 4)	—	—

Total liabilities	2,645,471	1,209,727

Stockholders’ equity (deficit) (note 3)
Preferred stock, $10 par value. Authorized 600,000 shares; no shares issued	—	—
Common stock, $.0625 par value. Authorized 50,000,000 shares; 40,688,881 shares issued and outstanding	2,543,055	2,543,055
Capital in excess of par value	3,323,410	3,323,410
Retained deficit	(8,394,449)	(6,196,270)

Total stockholders’ deficit	(2,527,984)	(329,805)

Total liabilities and stockholders’ equity (deficit)	$117,487	$879,922

See accompanying notes to consolidated financial statements.

OCEANIC EXPLORATION COMPANY
AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2005 and 2004

	2005	2004
Revenue:
Management revenue - related parties	$947,758	$832,711

Costs and expenses:
Exploration expenses (notes 4 and 7)	1,524,066	1,896,216
Amortization and depreciation	4,618	10,476
General and administrative	1,621,993	1,640,345

	3,150,677	3,547,037

Operating loss	(2,202,919)	(2,714,326)

Other income (expense):
Interest income and realized gains	18,481	27,929
Interest expense and financing costs	(66,409)	(25,397)
Foreign currency gains (losses)	52,668	(28,019)

	4,740	(25,487)

Loss before income taxes	(2,198,179)	(2,739,813)

Income tax expense (note 5)	—	—

Net Loss	$(2,198,179)	$(2,739,813)

Basic and diluted loss per common share	$(0.054)	$(0.076)

Weighted average number of common shares outstanding	40,688,881	35,855,920
See accompanying notes to consolidated financial statements.

OCEANIC EXPLORATION COMPANY
AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2005 and 2004

	2005	2004
Common stock:
Balance, beginning of year	$2,543,055	$1,932,259
Common stock issued in connection with rights offering (note 3)	—	610,796

Balance, end of year	$2,543,055	$2,543,055

Capital in excess of par value:

Balance, beginning of year	$3,323,410	$1,847,241
Additional paid in capital from rights offering, net of related costs (note 3)	—	1,476,169

Balance, end of year	$3,323,410	$3,323,410

Retained deficit:
Balance, beginning of year	$(6,196,270)	$(3,456,457)
Net loss	(2,198,179)	(2,739,813)

Balance, end of year	$(8,394,449)	$(6,196,270)

Total stockholders’ equity (deficit)	$(2,527,984)	$(329,805)

See accompanying notes to consolidated financial statements.

OCEANIC EXPLORATION COMPANY
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net loss from continuing operations	$(2,198,179)	$(2,739,813)

Adjustments to reconcile net loss to cash used in operating activities:
Amortization and depreciation	4,618	10,476
Changes in operating assets and liabilities:
Decrease in due from affiliates	44,511	60
Decrease in prepaid expenses and other assets	1,000	24,498
(Decrease) increase in accounts payable	(75,727)	101,595
Increase (decrease) in accrued expenses	13,680	(238,741)
Increase in security for legal costs	165,090	108,018
(Decrease) increase in United Kingdom taxes payable, including accrued interest payable	(55,620)	79,540
Decrease in other non-current liabilities	(3,856)	(3,338)

Net cash used in continuing operations	$(2,104,483)	$(2,657,705)

Cash used in investing activities:
Use (purchase) of short-term investments	409,576	(409,576)
Purchase of fixed assets	—	(1,488)

Net cash provided by (used in) investing activities	409,576	(411,064)

Cash flows from financing activities:
Increase in NWO Resources, Inc. note payable, including accrued interest payable	1,392,177	—
Proceeds from rights offering, net	—	2,086,965

Net cash provided by financing activities	1,392,177	2,086,965

Net decrease in cash	(302,730)	(981,804)

Cash, unrestricted at beginning of period	382,436	1,364,240

Cash, unrestricted at end of period	$79,706	$382,436

See accompanying notes to consolidated financial statements.

OCEANIC EXPLORATION COMPANY
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
(1) Accounting Policies
(a)	General

Oceanic Exploration Company (Oceanic) was incorporated as a Delaware corporation in December 1968. With our subsidiaries, Oceanic International Properties Company (OIPC) and Petrotimor Companhia de Petróleos, S.A. (Petrotimor) collectively ‘the Company,’ the Company has historically engaged in the business of acquiring oil and gas concessions covering large blocks of acreage in selected locations around the world. The term ‘concession’ means exploration, development and production rights with respect to a specific area. Rights may be created by agreement with a government, governmental agency or corporation. After the Company buys those rights, the Company conducts exploration activities on that property, including seismic and other geophysical evaluation and exploratory drilling where appropriate. The Company did not conduct any exploration activities and it did not receive any significant revenue from oil and gas properties in 2005 or 2004. Oceanic is actively pursuing legal claims arising from the disputed oil and gas concession the Company has to acreage in the Timor Gap between East Timor and Australia.

Oceanic also provides management services to various entities with which the Company’s Chairman of the Board of Directors and Chief Executive Officer is affiliated. The Company provides:
•	Management, administrative and bookkeeping services to San Miguel Valley Corporation (San Miguel),

•	Management, administrative and professional services to Cordillera Corporation (Cordillera), and

•	Consulting services, including monitoring exploration and production activities on a worldwide basis to identify potential investment opportunities for Harvard International Resources Ltd. (HIRL).
Together, these management services provided substantially all of the Company’s total revenue in 2005 and 2004.

(b)	Consolidation Rules

The consolidated financial statements include the accounts of Oceanic, the wholly owned domestic subsidiary OIPC, and the 99% owned foreign subsidiary Petrotimor. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Income Taxes

In evaluating the realizability of its net deferred tax assets, the Company takes into account a number of factors, primarily relating to the Company’s ability to generate taxable income. Where it is determined that it is likely that the Company will be unable to realize deferred tax assets, a valuation allowance is established against that portion of the deferred tax asset.

On April 2, 2003, Cordillera sold 546,089 shares of Oceanic stock to NWO Resources (NWO). This sale of stock increased NWO’s ownership to 25,472,489 shares of Oceanic stock, resulting in 82.4% of total ownership in Oceanic at that time. Because NWO owns more than 80% of Oceanic stock, Oceanic became includable in NWO’s consolidated tax return. NWO maintains tax-sharing agreements with the same provisions applicable to all subsidiaries included in NWO’s consolidated return.

Oceanic and NWO have executed that same tax-sharing agreement. Oceanic’s tax provision will be calculated using then-current statutory rates, on a stand-alone basis, and specifically estimating Oceanic’s book-tax differences, including its share of any difference that apply ratably to all subsidiaries. The provision will include a tax benefit from losses to the extent of the previous profits, but only to the extent such profits were included in the NWO consolidated return. To the extent a tax benefit for a loss has not been previously allowed, and Oceanic has profits in a future year which falls within the period to which, on a stand-alone basis, the prior tax loss could be carried forward under United States tax rules, the benefit of the loss will be included in the provision to the extent the loss would provide a tax benefit on a stand-alone basis. The foreign tax credit carryforwards of Oceanic from taxable periods prior to April 2, 2003 expired in 2005.

Because it cannot be accurately determined when Oceanic will become profitable, a valuation allowance was provided against the entire deferred income tax asset attributable to the net operating loss incurred during the years ended December 31, 2005 and 2004.

(d)	Contingent Liabilities

In evaluating the need to provide for contingent liabilities, the Company takes into account a number of factors, including the expected likelihood of an unfavorable outcome and the ability to reasonably estimate the financial impact of an unfavorable outcome and management’s intentions with respect to the contingency.

(e)	Earnings (Loss) Per Share

The earnings (loss) per share calculation is based on the weighted average number of common shares outstanding during the period.

(f)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company reviewed these estimates, including those related to the recoverability and useful lives of assets as well as liabilities for income taxes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

(g)	Revenue Recognition

The Company recognizes revenues from oil and gas interests as such revenues are earned, pursuant to contracts that provide for such interests. The Company recognizes management service revenues pursuant to contracts under which it provides management services to related parties. Management service revenues are recognized as such revenues are earned, in accordance with the related contracts. Such contracts generally provide for a monthly fee, which is charged for the work performed. The fee is calculated annually and readjusted at year-end.

(h)	Furniture, Fixtures, Equipment and Intangibles

Depreciation of furniture, fixtures and equipment is provided primarily using the straight-line method over the useful lives of the assets. Computers and computer equipment are depreciated over four years; office equipment is depreciated over seven years and office furniture over ten years.

The Company has adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In 2005 and 2004, no events or circumstances occurred that resulted in an impairment charge or warranted a revision of the remaining useful lives of any of these assets.

(i)	Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with original maturity date of three months or less to be cash equivalents.

(j)	Short-term Investments

The Company’s short-term investments consist of bonds with maturities less than one year from the balance sheet date and mutual funds. Bonds are classified as held-to-maturity, while mutual funds are classified as trading securities.

(k)	Reclassifications

Certain amounts recorded in prior periods have been reclassified to conform to current period presentation.

(l)	Oil and Gas Properties

Oil and gas properties are accounted for using the full-cost method of accounting in accordance with the rules prescribed by the Securities and Exchange Commission (SEC). Under this method, all acquisition, exploration and development costs are capitalized on a country-by-country basis as incurred. Gains or losses on disposition of oil and gas properties are recognized only when such dispositions involve significant reserves within the individual country cost pools.

Capitalized costs less related accumulated amortization may not exceed the sum of (1) the present value of future net revenue from estimated production, computed using current prices, and costs and a discount rate of 10%; plus (2) the cost of producing properties not being amortized, if any; plus (3) the lower of cost or fair value of unproved properties included in costs being amortized; less (4) income tax effect related to differences in the book and tax basis of oil and gas properties. Any excess costs are recorded as additional depletion expense.

Oceanic is not currently conducting any oil and gas exploration or production activities. The Company did not receive any material revenue from oil and gas properties in 2005 or 2004. Other than the potential recovery of damages from the Timor Gap concession, the Company is currently not conducting any activities that would result in material oil and gas revenue in 2006.
(2) Cash Requirements
Oceanic had negative working capital of ($1,860,662) at December 31, 2005. This occurs when current liabilities exceed current assets. This compares with positive working capital at December 31, 2004 of $392,375 including $792,012 in cash, short-term investments and cash equivalents. In 2005, the Company established a line of credit with NWO Resources, Inc., evidenced by a promissory note in the amount of $2,000,000 at an interest rate of 2% over the prime rate with repayment due on or before March 6, 2006. In addition, NWO committed to increase the line of credit to $4,000,000 under certain circumstances. These circumstances have occurred and accordingly the promissory note has been increased to $4,000,000 with a due date of March 6, 2007. The Company believes that together with cash on hand at December 31, 2005 plus cash generated from 2006 revenues and additional funding available from NWO, the proceeds from this line of credit will be sufficient to fund operations beyond December 31, 2006. The Company is also evaluating other potential financing sources for long-term capital.
(3) Rights Offering
On April 21, 2004, Oceanic filed a Registration Statement on Form SB-2 with the SEC, seeking to register shares of common stock to be issued to stockholders pursuant to a rights offering. Under the terms of the rights offering, the Company offered the holders of its common stock the rights to subscribe for additional shares at a purchase price of $.22 per share on the basis of 0.3161043 shares of common stock for each share held as of May 28, 2004. A total of 9,772,728 shares of common stock were offered to all stockholders. The Registration Statement was declared effective on June 1, 2004 and the rights offering expired on July 1, 2004. A total of $2,150,000 was collected and 9,772,727 shares were issued through the rights offering. The proceeds from the rights offering were used to fund the cost of the rights offering, pay for the legal and professional expenses associated with the Petrotimor lawsuit and to cover the cost of operations.
(4) Exploration Expenses
In 1974 Petrotimor, a 99% owned subsidiary of Oceanic, was granted an exclusive offshore concession by Portugal to explore for and develop oil and gas in an approximately 14.8 million-acre area between East Timor and Australia in an area known as the ‘Timor Gap.’ At that time, Portugal had administrative control over East Timor. On January 5, 1976, following Indonesia’s unlawful invasion and occupation of East Timor, Petrotimor applied for and obtained on April 14, 1976 Portugal’s consent to a suspension of performance under the concession agreement based upon force majeure. This force majeure status remained in effect until at least October 25, 1999.
On December 11, 1989, Australia and Indonesia, ignoring Petrotimor’s rights under its concession from Portugal, signed the Timor Gap Treaty, purporting to create a joint zone of cooperation, whereby these two countries could control the exploration and development of hydrocarbons in an area over which both countries claimed rights. A portion of this area, designated as Zone A, falls largely within the area where Petrotimor holds rights under its concession agreement with Portugal. The Treaty created a Joint Authority that purported to grant and enter into production sharing contracts with various companies who have carried out exploration activities in the joint zone of cooperation.

On March 6, 2003, the Australian Parliament ratified the Timor Sea Treaty governing oil and gas projects in the Joint Development Area between Australia and East Timor. In addition, an Australian senior official and Timorese ministers in Dili signed the Sunrise International Unitization Agreement (‘IUA’) and a related memorandum of understanding on fiscal issues. Published reports indicate that the IUA states that Australia and East Timor have overlapping maritime claims in the Timor Sea, and that the current boundaries are not permanent. It is uncertain when, if ever, these overlapping maritime claims will be resolved. Oceanic’s current activities with respect to the Timor Gap concession consist of attempting to recover damages relating to the concession through a lawsuit.
Commercial Opportunity in East Timor. Oceanic submitted an application for an Expansion of Seabed Concession to the transitional government of East Timor in October 2001 requesting that Petrotimor’s 1974 concession area be expanded to include the additional maritime areas within the properly determined seabed delimitation of East Timor. The Company believes that East Timor is entitled, under international law, to exercise sovereign jurisdiction over its seabed and to have an Exclusive Economic Zone as codified in the 1982 United Nations Convention on the Law of the Sea. Oceanic believes that by so doing, East Timor could acquire jurisdiction over hydrocarbon reserves containing approximately 12 trillion cubic feet of natural gas and associated condensate.
Neither the transitional government, nor the new East Timor government that took effect on May 20, 2002, has recognized Petrotimor’s concession in East Timor. The Company submitted an application for an Expansion of Seabed Concession to the transitional government in East Timor and received no formal response acknowledging the application. An article carried on the Dow Jones Newswires on September 26, 2002 quotes a ‘senior East Timor government official’ stating that the government does not recognize this concession. Oceanic has not been officially advised of the status of the application or if the new East Timor government is even considering it. A formal response may never be issued, or the Company could receive an unfavorable response. Unless there is a change in the current government in East Timor, it is unlikely that the Company will pursue the application further.
If the East Timor government were to recognize the concession and grant the application, it would expand the 1974 Petrotimor concession to correspond with the offshore area over which East Timor is entitled to claim sovereign rights under international law. The Company sponsored a seminar in East Timor in 2001 for the purpose of explaining appropriate maritime boundaries under applicable international law and the resulting benefits to East Timor if such boundaries are enforced.
On March 1, 2004, Oceanic and Petrotimor filed suit in United States District Court for the District of Columbia seeking damages suffered by both companies from the actions of ConocoPhillips, its subsidiaries and other defendants (the Respondents) that relate to Oceanic’s interests in the Timor Gap.
There were several procedural challenges by the Respondents. A hearing by the full court on the question of whether the Court had jurisdiction over this claim was held on May 16 and 17, 2002. On February 3, 2003, the Federal Court of Australia issued an adverse decision in Petrotimor v. Commonwealth of Australia, ruling that it lacked the jurisdiction to hear the claims made by Oceanic and Petrotimor. On May 6, 2003, the Federal Court ruled that it lacked jurisdiction relating to claims of misuse of confidential information.
The Company sought special leave in 2003 to appeal to the Australian High Court. That appeal was discontinued on February 6, 2004 when the Company determined that the most appropriate venue, under the circumstances, would be in the United States.
As part of the Australian litigation, Oceanic was required to provide Bank Guarantees as security for costs. The Australia and New Zealand Banking Group (ANZ Bank) in Sydney, Australia provided the necessary guarantees. As of December 31, 2005, the Company had $274,459 ($375,925 Australian dollars) on deposit with ANZ Bank as collateral for the Guarantees. The Company believes that this deposit will be forfeited to pay for the defendants’ legal expenses. Accordingly, this balance has been fully reserved against those legal charges. At the present time, the Company is unable to quantify the total costs and expenses that may be assessed against it by the Court. The Company estimates that the amount should not exceed $547,568 ($750,000 Australian dollars). Accordingly, the Company has reserved an additional amount of $273,108 to cover the estimated full liability.
Pending Litigation. On March 1, 2004, Oceanic and Petrotimor filed a Complaint in the United States District Court for the District of Columbia. Oceanic and Petrotimor, as plaintiffs, brought this action to redress the harm caused by the defendants’ (collectively including ConocoPhillips, Inc. and designated subsidiaries, the Timor Sea Designated Authority for the Joint Petroleum Development Area, the Timor Gap Joint Authority for the Zone of Cooperation, PT Pertamina and BP Migas) theft, misappropriation and conversion of oil and gas resources within our 14.8 million-acre Timor Gap concession.

The Complaint describes violations of the following United States statutes: Racketeer Influenced Corrupt Organizations Act (RICO), the Lanham Act and the Robinson-Patman Act. The Complaint seeks damages of at least $10.5 billion from the defendant, also citing unjust enrichment, unfair competition, and intentional interference with the contract and with prospective economic advantage. Based upon the RICO and anti-trust claims, Oceanic and Petrotimor seek to recover treble damages, reasonable attorneys’ fees and punitive damages.
On February 8, 2005, the Court heard oral arguments on the defendants’ motions to dismiss. The Court denied the defendants’ motions to dismiss as moot. However, the Court also dismissed the plaintiffs’ First Amended Complaint without prejudice to the filing of a Second Amended Complaint, as described above, to more fully reflect the plaintiffs’ case. The Complaint was amended to reflect claims that the Company was effectively prevented from obtaining concessions granted by the Designated Authority due to the misdeeds of other defendants. The Court directed the plaintiffs to precisely respond to each and every argument raised by the defendants’ “compelling motions to dismiss.” The Second Amended Complaint was filed with the Court on March 1, 2005. The defendants filed new motions to dismiss with the Court on March 28, 2005. The Company’s opposition to defendants’ motions to dismiss was filed with the Court on April 18, 2005. A final response by the defendants to the Company’s revised complaint was filed on April 28, 2005. No communication has been received from the Court since this date.
The Company anticipates that the defendants will continue to deny the allegations of the Second Amended Complaint and will otherwise vigorously defend against the Company’s claims. The Company understands that pursuing this lawsuit to its fullest extent in 2006 could take substantial time by Company personnel, and the Company could incur substantial expense. Additional resources may be required in connection with this litigation. The Company believes that the financial opportunity justifies this substantial commitment of time and expense.
(5) Income Taxes
Income tax benefit (expense) consists of the following:

	2005	2004
Current:
U.S. Federal	$—	$—
U.S. State	—	—

Total current income tax expense	—	—
Deferred:
U.S. federal	747,381	820,085
Increase in valuation allowance	(747,381)	(820,085)

Total deferred income tax expense	—	—

Total income tax expense	$—	$—

The reconciliation between tax expense computed by multiplying pretax income by the U.S. federal statutory rate of 34% and the reported amount of income tax benefit (expense) is as follows:

	2005	2004
Computed at the U.S. statutory rate	$746,867	$815,638
Increase in the valuation allowance	(747,381)	(820,085)
Foreign exploration expenses not deducted for tax purposes	—	—
Adjustment of taxes provided in prior years and other, net	514	4,447

Income tax benefit (expense)	$—	$—

At December 31, 2005 and 2004, significant components of deferred tax assets and liabilities (excluding foreign tax credits) are as follows:

	2005	2004
Deferred tax assets (liabilities), net:
Net operating loss carryforwards	$642,100	$460,322
Foreign tax credit carryforwards	0	461,788
Legal and consulting expenses capitalized for tax purposes	1,476,034	967,773
Oil and gas properties, principally due to differences in depreciation and depletion and impairment	152,511	152,511
Reserve for Australian litigation expenses	92,857	36,726
Other	34,154	33,457

	2,397,656	2,112,577

Valuation allowance	$(2,397,656)	$(2,112,577)

The deferred tax assets at December 31, 2005 for which a valuation allowance has been recorded, will be recognized when their realization is more likely than not. The Company’s available net operating loss carryforwards expire in 2023 and 2024. The Company’s foreign tax credit carryforwards expired in 2005.
(6) Related Party Transactions
Oceanic provides bookkeeping, administrative and day-to-day management services to San Miguel, a real estate company. Oceanic also provides management, professional and administrative services to Cordillera, a holding company. Oceanic’s management is responsible for the day-to-day management of real estate and general aviation activities of Cordillera. The subsidiary, Petrotimor, provides exploration and consulting services to Harvard International Resources, Ltd. (HIRL), a related company. These contracts have no contractual termination date, but management cannot be certain that some or all of these contracts will continue in the future. Most of the management contracts contain clauses requiring sixty days termination notice. Our Chairman of the Board of Directors and Chief Executive Officer is affiliated with each of these corporations.
Management Fee Revenue

	2005		2004
San Miguel Valley Corporation	$427,440	45%	$443,033	53%
Cordillera Corporation	473,640	50%	359,678	43%
Harvard International Resources, Ltd.	46,678	5%	30,000	4%
Total management fee revenue	$947,758		$832,711

Except for the contract with HIRL, all labor services are provided at payroll cost plus benefits and include a 5% markup on that total to cover the administrative expense. This charge is calculated annually and readjusted at year-end. All expenses are billed at cost. The contract with HIRL differs from the management contracts with the other related companies, as it is a flat charge of $2,500 per month plus expenses directly incurred in providing those consulting services. These expenses totaled $16,678 for 2005. The purpose for the management agreements is to avoid duplication of functions and costs for the economic benefit of all of the companies involved.
Karsten Blue, an employee of Cordillera and son of Oceanic’s Chairman of the Board of Directors and Chief Executive Officer, coordinates various activities relating to the East Timor situation. These include coordinating with legal counsel and meeting with business and governmental advisors. On September 1, 2002, the Company entered into a Service Agreement with Cordillera. This contract, as amended, states that Oceanic compensates and reimburses Cordillera for Karsten Blue’s services at the rate of $1,403 per week, not to exceed $72,976 per year, and for any out-of-pocket business expenses incurred in connection with these activities. The Company expensed $71,731 in 2005 and $70,034 in 2004 for Karsten Blue’s services. The out-of-pocket business expenses were immaterial in 2005 and 2004.
Oceanic contributes amounts to a defined contribution pension plan and a 401(k) plan administered by Cordillera. The Company makes contributions to these plans in accordance with the plan documents. During the years ended December 31, 2005 and 2004, the Company recorded expense of $136,013 and $108,620, respectively, under the plans.
Oceanic currently leases office space at 7800 East Dorado Place, Suite 250, Englewood, CO 80111 from Sorrento West Properties, Inc., a company indirectly owned and controlled by James N. Blue and his family. The Company believes that, with respect to the lease, it obtained terms no less favorable than those that could have been obtained from unrelated parties in arms-length transactions. The lease was entered into on September 1, 2000 and was extended to October 31, 2008. Under the terms of the current lease, Oceanic leases 4,990 square feet of space at an annual cost of $16.00 per square foot. The lease provides for additional rent to cover the tenant’s pro-rata share of insurance, taxes, common area maintenance and other charges. This maintenance charge is subject to change annually. Our facilities are adequate for our current needs.
Rent expense, including a prorated share of building operating expenses, for the years ended December 31, 2005 and 2004 was $92,067 and $95,912, respectively. Future minimum lease payments under non-cancelable operating leases for office space for the lease period ending October 31, 2008 is $232,769.
In 2005, the Company established a line of credit with NWO Resources, Inc. (NWO), evidenced by a promissory note in the amount of $2,000,000 at an interest rate of 2% over the prime rate with repayment due on or before March 6, 2006. In addition, NWO committed to increase the line of credit to $4,000,000 under certain circumstances. These circumstances have occurred and accordingly the promissory note has been increased to $4,000,000 with a due date of March 6, 2007.

(7) Supplemental Financial Data – Oil and Gas Producing Activities
The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, Disclosure about Oil and Gas Producing Activities.
a)	Disclosures About Capitalized Costs and Costs Incurred

Oceanic is not currently conducting exploration activities other than litigation activities and the application to expand the East Timor concession. The Company is actively pursuing legal claims to protect the disputed oil and gas concession the Company has in the Timor Gap between East Timor and Australia. Except for the East Timor properties referred to in Note 4, no currently held concessions have been developed into operational oil or gas fields. There are no capitalized costs related to oil and gas producing activities recorded on the financial records.

Costs recorded as exploration expense are primarily related to litigation activities and the application to expand the East Timor concession (see Note 4). For the years ended December 31, 2005 and 2004, Oceanic recorded exploration costs as follows:

	2005	2004
Exploration expense (primarily legal and consulting fees)	$1,524,066	$1,896,216

(8) Information Concerning Business Segments
Oceanic operates as one business segment. The Company’s oil and gas exploration activities have generally consisted of exploration of concessions through various forms of joint arrangements with unrelated companies, whereby the parties agree to share the costs of exploration, as well as the costs of, and any revenue from, a discovery. For various reasons, Oceanic has not been able to participate in exploration and development of any of their concessions since 1994.
(9) Significant Customers
As of December 31, 2005 and 2004, Oceanic had accounts receivable only from related parties. Accordingly, there were no unrelated customers who were considered to be significant.
(10) Commitments and Contingencies
Prior to 1985, Oceanic had subsidiaries operating in the United Kingdom (UK). During 1985, the subsidiaries disposed of an interest in a license. Oceanic has been advised that there may be taxable capital gains resulting from the transaction. Review of UK tax law indicated that there does not appear to be a statute of limitations with respect to tax liability and collection of taxes. The Company has accrued the estimated capital gains tax liability and continues to accrue interest on that liability.
In addition, the Company may be involved from time to time in various claims and lawsuits incidental to its business. In the opinion of Oceanic’s management, no claims or lawsuits, not previously disclosed, exist at December 31, 2005 that will result in a material adverse effect on the financial position or operating results of the Company.

APPENDIX I
FORM OF SUBSCRIPTION AGREEMENT
PLEASE CAREFULLY REVIEW THE INSTRUCTIONS
OCEANIC EXPLORATION COMPANY SUBSCRIPTION AGREEMENT
          This Subscription Agreement represents a subscription to acquire the number of shares of common stock of Oceanic Exploration Company (Oceanic) set forth below at a subscription price of $.32 per share for the total subscription price set forth below. The registered owner named below is entitled to subscribe for full shares of common stock pursuant to subscription rights granted to stockholders upon the terms and conditions set forth in the related prospectus. For each share of common stock subscribed for, the subscription price of $.32 must be forwarded to Oceanic Exploration Company.
          THE SUBSCRIPTION RIGHTS EXPIRE AT 5:00 p.m. DENVER, COLORADO TIME ON JULY 21, 2006. NO SUBSCRIPTION AGREEMENTS WILL BE ACCEPTED THEREAFTER.
Stockholder Name:
Stockholder Address:
Stockholder Social Security Number or EIN Number:
Number of Shares Owned By
Stockholder on June 19, 2006:
Number of Shares Subject To
Basic Subscription Rights:
Section 1 — SUBSCRIPTION AND SIGNATURE
          I hereby irrevocably subscribe for the number of shares of common stock as indicated below, on the terms specified in the related prospectus.

a.	Subscription:		Shares
b.	Over-Subscription:		Shares
(no more than 19,000,000 less
the number subscribed for in (a))
c.	Total Subscription (a + b):		Shares
d.	Total Cost (c x $.32):	$
Signature of Stockholder:                                          Telephone Number:      (___)
Section 2 — ADDRESS FOR DELIVERY OF STOCK CERTIFICATE IF DIFFERENT FROM ABOVE

Stock will be issued in the name of the record holder. If the record holder is your broker, the stock will be issued in the name of your broker and posted to your account. If the record holder is a trust, the stock will be issued in the name of the trust.
Payment for the shares must be made by wire transfer, certified check, bank draft (cashier’s check) drawn upon a U.S. bank or a money order payable to ‘Oceanic Exploration Company’ or by postal, telegraphic or express money order. Please contact Courtney Cowgill, CFO, for wiring instructions at the address listed earlier. Personal checks will not be accepted and will be returned to you.
Allow for sufficient mailing time for the Subscription Agreement payment to be received by us before the Expiration Date at
5:00 p.m., MDT, July 21, 2006, after which time the rights will be void and valueless.

INSTRUCTIONS FOR USE OF SUBSCRIPTION AGREEMENT
     Each stockholder of Oceanic Exploration Company has the right to subscribe for 0.466958 shares of common stock for each full share of common stock of Oceanic (the Rights) owned of record at the close of business on June 19, 2006 (the Record Date). The number of shares of common stock you are entitled to subscribe for appears on the front of the Subscription Agreement or can be calculated by multiplying the number of shares of common stock owned of record on the Record Date by 0.466958 and rounding up to the nearest whole number. The Subscription Price of $.32 is needed to subscribe for each share of common stock. You may also subscribe for common stock pursuant to an Over-Subscription Privilege. To exercise your Rights, you must complete the appropriate sections on the Subscription Agreement. See the prospectus for detailed information on these options. If you wish to exercise your Rights or the Over-Subscription Privilege, you must do so by no later than 5:00 p.m., MDT, Denver, Colorado time on July 21, 2006. Rights may be exercised only through Oceanic. As described below, the Rights are not transferable.
TO EXERCISE YOUR RIGHTS-PLEASE COMPLETE AND RETURN
THE SUBSCRIPTION AGREEMENT
1. Complete SECTION 1-SUBSCRIPTION AND SIGNATURE.
     a. Basic Subscription Rights. Enter the number of shares you intend to purchase under your Basic Subscription Rights. The maximum number of shares you may purchase on the Basic Subscription Rights appears on the front of the Subscription Agreement or can be calculated by multiplying the number of shares of common stock owned of record on the Record Date of June 19, 2006 by 0.466958 and rounding up to the nearest whole number.
     b. Over-Subscription. Enter the number of shares you desire to purchase under your Over-Subscription Privilege. The Over-Subscription Privilege is available only if you exercised all of your Basic Subscription Rights. The maximum number of shares that you can purchase on Over-Subscription is 19,000,000 shares less the number of shares you purchased on Basic Subscription Rights. The number of shares that will actually be purchased by you will be subject to a pro rata allocation, based on the number of shares you purchased through the Basic Subscription Privilege in proportion to the total number of shares that you and other over-subscribing stockholders purchased through the Basic Subscription Privilege, if there are not enough shares remaining after the Basic Subscription Rights to completely fill all requests for purchases on Over-Subscription. However, if your pro rata allocation exceeds the number of shares you requested in the Over-Subscription, then you will receive only the number of shares that you requested, and the remaining shares from your pro rata allocation will be divided among other stockholders exercising their Over-Subscription Privileges.
     When you send in your Subscription Agreement, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your Basic Subscription Privilege). We retain the discretion to issue less than the total number of shares that may be available for Over-Subscription requests in order to comply with state securities laws.
     NWO Resources, Inc. (NWO), Oceanic’s principal stockholder, has stated its intention to fully exercise its Basic Subscription Rights and, if the rights offering is under subscribed, it may purchase additional shares that are not subscribed for by other stockholders in the rights offering, to the extent that shares are available. NWO has indicated that there is no minimum number of shares that other stockholders must subscribe for before it will consider purchasing the additional shares. NWO is not obligated to exercise its Basic Subscription Rights or purchase all unsubscribed shares and may later determine not to do so.
     c. Total Subscription. Enter the total number of shares you want to purchase in this Rights Offering. This number is the sum of the number of shares you are purchasing on Basic Subscription Rights plus the number of shares you desire to purchase on Over-Subscription.
     d. Total Cost. Enter the total cost of your subscription. Your total cost is the dollar number obtained when you multiply the number of shares shown under Total Subscription by $.32, the Subscription Price per share.
2. Sign the Subscription Agreement in the space provide at the bottom of Section 1. Include your daytime telephone number in the space provided.
3. Enclose the executed Subscription Agreement, together with a wire transfer, certified check, bank draft (cashier’s check) drawn on a U.S. bank, or money order made payable to Oceanic Exploration Company in the amount of the Total Cost (Item d. of Section 1). Please contact Courtney Cowgill, CFO, for wiring instructions at the address listed earlier. If you use your own envelope, address it to Oceanic Exploration Company, 7800 East Dorado Place, Suite 250, Englewood,

Colorado 80111. You may also personally deliver your Subscription Agreement and payment to Oceanic Exploration Company, at the same address.
4. Mail or deliver your executed Subscription Agreement and payment for the Total Cost on a timely basis so that it is received by Oceanic by no later than 5:00 p.m., MDT, in Denver, Colorado on July 21, 2006 (the Expiration Date). If we have not received your Subscription Agreement and payment for the Total Cost by 5:00 p.m., MDT on the Expiration Date, you will not be entitled to purchase shares pursuant to the Rights Offering. Accordingly, if you are sending your executed Subscription Agreement and payment by mail, please allow sufficient time for them to be received in our offices prior to 5:00 p.m. on the Expiration Date.
No Minimum Any or All Offering
     The Rights Offering is being made on an any or all basis, which means that we may accept any subscription received even if all 19,000,000 shares of common stock offered are not subscribed for in the Rights Offering.
No Recommendation
     We are not making any recommendation as to whether or not you should exercise your Rights. You should make your decision based on your own assessment of your best interests.
Cancellation Right
     The Board of Directors of Oceanic may cancel the rights offering in its sole discretion at any time prior to or on the Expiration Date for any reason (including a change in the market price of the common stock). If Oceanic cancels the Rights Offering, any funds you paid will be refunded within 15 business days, without interest.
Non-transferability of Subscription Rights
     Except in the limited circumstance described below, only you may exercise the Basic Subscription Privilege and the Over-Subscription Privilege. You may not sell, give away or otherwise transfer the Basic Subscription Privilege or the Over-Subscription Privilege.
     Notwithstanding the foregoing, your Rights may be transferred by operation of law or through involuntary transfers. For example, a transfer of rights to the estate of the stockholder upon the death of that stockholder would be permitted. If the Subscription Rights are transferred as permitted, evidence satisfactory to us that the transfer was proper must be received by us prior to the expiration date of the Rights Offering.
Shares Held for Others
     If you are a broker, a trustee or a depository for securities, or you otherwise hold shares of common stock for the account of others as a nominee holder, you should notify the beneficial owner of such shares as soon as possible to obtain instructions with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the Subscription Agreement and submit it to us with the proper payment.
     If you are a beneficial owner of common stock held by a nominee holder, such as a broker, trustee or a depository for securities, we will ask your broker, dealer, trustee or other nominee to notify you of this rights offering. If you wish to purchase shares through this rights offering, you should contact the holder and ask him or her to effect transactions in accordance with your instructions.
Ambiguities in Exercise of Subscription Rights
     If you do not specify the number of shares of common stock being subscribed for in your Subscription Agreement, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wished to purchase, you will be deemed to have subscribed for the maximum number of shares of common stock that could be subscribed for with the payment received from you. If your payment exceeds the total purchase price for all of the shares of common stock shown in your Subscription Agreement, your payment will be applied, until depleted, to subscribe for shares of common stock in the following order:

     (1) to subscribe for the number of shares, if any, that you indicated on the subscription certificate that you wished to purchase through your Basic Subscription Privilege;
     (2) to subscribe for shares of common stock until your Basic Subscription Privilege has been fully exercised;
     (3) to subscribe for additional shares of common stock pursuant to the Over-Subscription Privilege (subject to any applicable proration). Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable by mail, without interest or deduction.
Regulatory Limitation
     Oceanic will not issue shares of common stock in the rights offering to California residents who do not meet the suitability requirements described in the prospectus. Exercise of over-subscription rights will not be allowed for Oregon residents. State securities laws require an offering to be registered or exempt in each state where the rights offering is made. We believe we have complied with the registration or exemption requirements in all fifty states and the District of Columbia. This Rights Offering is not valid for residents of other countries outside of the United States. If you are resident in another jurisdiction, Oceanic will not be required to issue common stock to you pursuant to the rights offering if it is advised by counsel that the cost of compliance with the local securities laws will substantially exceed your subscription amount.
Oceanic Exploration Company’s Decision
     All questions concerning the timeliness, validity, form and eligibility of any exercise of subscription will be determined by Oceanic, and its determinations will be final and binding. In its sole discretion, Oceanic may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any subscription right by reason of any defect or irregularity in such exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as Oceanic determines in its sole discretion. Oceanic will not be under any duty to notify you of any defect or irregularity in connection with the submission of a Subscription Agreement or incur any liability for failure to give such notification.
No Revocation
     Once you have exercised your Basic Subscription Privilege or Over-Subscription Privilege, YOU MAY NOT REVOKE THAT EXERCISE EVEN IF THE SUBSCRIPTION PERIOD HAS NOT YET ENDED. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of common stock at the subscription price of $.32 per share.
Shares of Common Stock Outstanding after the Rights Offering
     Assuming Oceanic issues all of the shares of common stock offered in the rights offering, approximately 59,688,881 shares of common stock will be issued and outstanding. This would represent an approximate 32% increase in the number of outstanding shares of common stock. IF YOU DO NOT FULLY EXERCISE YOUR BASIC SUBSCRIPTION PRIVILEGE BUT OTHERS DO, THE PERCENTAGE OF COMMON STOCK THAT YOU HOLD WILL DECREASE.
Fees and Expenses
     You are responsible for paying commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. Oceanic will not pay these expenses.
Rejection Right
     Oceanic reserves the right to reject any Subscription Agreement and payment not properly submitted. Oceanic has no duty to give notification of defects in any Subscription Agreement or payment and will have no liability for failure to give such notification. Oceanic will return any Subscription Agreement or payment not properly submitted.
     STOCKHOLDERS SHOULD CAREFULLY REVIEW THE RELATED PROSPECTUS PRIOR TO MAKING AN INVESTMENT DECISION WITH RESPECT TO THE RIGHTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 24. Indemnification of Directors and Officers.
     Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify its officers, directors, employees and agents (or persons who have served, at the corporation’s request, as officers, directors, employees or agents of another corporation) against the expenses, including attorneys’ fees, actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors, officers, employees or agents, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceedings, had no reason to believe his conduct was unlawful, except that if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been adjudged to have been liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or any other court in which the lawsuit was brought, shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Our Bylaws provide that we shall indemnify our officers and directors to the fullest extent permitted by the Delaware Law.
     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 25. Other Expenses of Issuance and Distribution.
     The estimated expenses in connection with this rights offering are set forth below:

Expenses	Amount
Securities and Exchange Commission filing fee	$651
Blue Sky fees and expenses	$10,000
Accounting fees and expenses	$10,000
Legal fees and expenses	$40,000
Transfer agent and registrar fees and expenses	$2,650
Printing and electronic transmission expenses	$11,500
Postage	$2,000
Miscellaneous	$3,199
Total	$80,000

Item 26. Recent Sales of Unregistered Securities
     We have not sold any securities within the past three years without registration under the Securities Act.

Item 27. Exhibits
     (a) Exhibits filed herewith are listed below and if not located in another previously filed registration statement or report, are attached to this registration statement at the pages set out below. The ‘Exhibit Number’ below refers to the Exhibit Table in Item 601 of Regulation S-B.

Exhibit Number	Name of Exhibit	Location
3.1	Certificate of Incorporation (including all amendments)	Exhibit 3 of the Report on Form 10-K for the year ended September 30, 1980 (SEC File No. 000-06540)
3.2	Bylaws (including all amendments)	Exhibit 3.1 of Form 8 (Amendment No. 1 to 10-K Report) dated June 1, 1982 (SEC File No. 000-06540)
3.3	Form of Amended and Restated Certificate of Incorporation	Exhibit 3.3 of Amendment No. 1 to Form SB-2 filed October 3, 2002
5.1	Opinion of Callister Nebeker & McCullough
10.1	Memorandum of Agreement dated June 30, 1976 between Oceanic Exploration Company and Denison Mines Limited	Exhibit 9.2 of the Report on Form 10-K for the year ended September 30, 1976 (SEC File No. 000-06540)
10.2	Letter Agreement dated July 28, 1976 amending Agreement of June 30, 1976	Exhibit 9.3 of the Report on Form 10-K for the year ended September 30, 1976 (SEC File No. 000-06540)
10.3	Amendment dated August 27, 1976 to Agreement of June 30, 1976	Exhibit 9.4 of the Report on Form 10-K for the year ended September 30, 1976 (SEC File No. 000-06540)
10.4	Management Agreement with Cordillera Corporation dated January 1, 2000	Exhibit 10.2 of the Report of Form 10-QSB for the quarter ended March 31, 2000
10.5	Management Agreement with San Miguel Valley Corporation dated January 1, 2000	Exhibit 10.3 of the Report of Form 10-QSB for the quarter ended March 31, 2000
10.10	Office Building lease with Sorrento West Properties, Inc. dated September 1, 2000	Exhibit 10 the Report on Form 10-QSB for the quarter ended September 30, 2000
10.14	Concession Contract between the Portuguese Government (by the Minister for Overseas) and Petrotimor Companhia de Petróleos, S.A. dated December 11, 1974	Exhibit 10.14 of Form SB-2 filed August 19, 2002
10.16	Farm-out Agreement with Enterprise Oil Exploration Limited and NMX Resources (Overseas) Limited dated September 22, 1989	Exhibit 10.4 of the Report on Form 10-KSB for the year ended March 31, 1995
10.17	Letter Agreement with Enterprise Oil Exploration Limited and NMX Resources (Overseas) Limited dated September 22, 1989	Exhibit 10.5 of the Report on Form 10-KSB for the year ended March 31, 1995
10.18	Letter of Indemnification with Enterprise Oil Exploration Limited and NMX Resources (Overseas) Limited dated September 22, 1989	Exhibit 10.6 of the Report on Form 10-KSB for the year ended March 31, 1995
10.20	Cordillera and Affiliated Companies 401(k) Deferred Compensation Plan amended and restated as of January 1, 2001	Exhibit 10.20 of Amendment No. 1 to Form SB-2 filed October 3, 2002
10.21	Cordillera and Affiliated Companies Money Purchase Pension Plan amended and restated as of January 1, 2001	Exhibit 10.21 of Amendment No. 1 to Form SB-2 filed October 3, 2002
10.22	Cordillera and Affiliated Companies 401(k) Deferred Compensation Plan Restated Adoption Agreement for Oceanic Exploration Company and Oceanic Exploration International Properties Corporation effective January 1, 2001	Exhibit 10.22 of Amendment No. 1 to Form SB-2 filed October 3, 2002
10.23	Cordillera and Affiliated Companies Money Purchase Pension Plan Restated Adoption Agreement for Oceanic Exploration Company and Oceanic Exploration International Properties Corporation effective January 1, 2001	Exhibit 10.23 of Amendment No. 1 to Form SB-2 filed October 3, 2002

Exhibit Number	Name of Exhibit	Location
10.24	Service Agreement between Oceanic Exploration Company and Cordillera Corporation dated September 1, 2002	Exhibit 10.24 of Amendment No. 1 to Form SB-2 filed October 3, 2002
10.26	Consulting Agreement between Petrotimor Companhia de Petróleos, S.A. and Harvard International Resources, Ltd. dated October 1, 2003	Exhibit 10.26 of the Report on Form 10-KSB dated December 31, 2003
10.27	Business Consultant Agreement between Petrotimor Companhia de Petróleos, S.A. and Dr. John L. Redmond dated October 1, 2003	Exhibit 10.27 of the Report on Form 10-KSB dated December 31, 2003
10.28	Income Tax Accounting Agreement between NWO Resources, Inc. and Oceanic Exploration Company dated October 1, 2003	Exhibit 10.28 of the Report on Form 10-KSB dated December 31, 2003
10.30	Promissory Note (Line of Credit) between NWO Resources, Inc. and Oceanic Exploration Company dated March 8, 2005	Exhibit 10.30 of the report on Form 10-KSB for the year ended December 31, 2004.
10.31	Promissory Note (Line of Credit) between NWO Resources, Inc. and Oceanic Exploration Company dated March 9, 2006	Exhibit 10.31 of the report on Form 10-KSB for the year ended December 31, 2005.
21.1	Subsidiaries of Oceanic Exploration Company	Exhibit 21.1 of the Registration Statement on Form SB-2, File No. 333-114681.
23.1	Consent of Grant Thornton LLP	Exhibit 23.1 filed May 18, 2006
23.2	Consent of Callister Nebeker & McCullough (included in Exhibit 5.1)
23.3	Consent of Grant Thornton LLP
24.1	Power of Attorney	Signature Page
99.1	Code of Ethics for Directors, Management and Employees	Exhibit 99.1 of the Report on Form 10-KSB for the year ended December 31, 2003.
99.2	Securities Trading Policy/Timely Reporting of Events	Exhibit 99.1 of the Report on Form 10-KSB for the year ended December 31, 2003.

Item 28. Undertakings
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Act) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, lawsuit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     The undersigned registrant hereby undertakes to supplement the prospectus, after the end of the subscription period, to include the results of the subscription offer and the number of shares of common stock acquired by NWO, if any. If NWO makes any subsequent public offering of the common stock registered under this registration statement, we will file a post-effective amendment to state the terms of such offering.

     The undersigned registrant hereby undertakes that it will (1) for determining any liability under the Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act as part of this registration statement as of the time the Securities and Exchange Commission declared it effective and (2) for determining any liability under the Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.
POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles N. Haas and Courtney Cowgill and each or any one of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
SIGNATURES
     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Denver, state of Colorado, on June 12, 2006.

OCEANIC EXPLORATION COMPANY

By:	/s/ Charles N. Haas
Charles N. Haas President
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date stated.

Signature	Title	Date

/s/ Charles N. Haas Charles N. Haas	President and Director (Principal Executive Officer)	June 12, 2006

/s/ Courtney Cowgill Courtney Cowgill	Treasurer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 12, 2006

/s/ James N. Blue James N. Blue	Chairman of the Board of Directors and Chief Executive Officer	June 12, 2006

/s/ John L. Redmond John L. Redmond, Ph.D.	Vice President — International Exploration and Director	June 12, 2006

/s/ Sidney H. Stires Sidney H. Stires	Director	June 12, 2006

/s/ Gene E. Burke Gene E. Burke, M.D.	Director	June 12, 2006

Exhibit Index

Exhibit Number	Name of Exhibit	Location
3.1	Certificate of Incorporation (including all amendments)	Exhibit 3 of the Report on Form 10-K for the year ended September 30, 1980 (SEC File No. 000-06540)
3.2	Bylaws (including all amendments)	Exhibit 3.1 of Form 8 (Amendment No. 1 to 10-K Report) dated June 1, 1982 (SEC File No. 000-06540)
3.3	Form of Amended and Restated Certificate of Incorporation	Exhibit 3.3 of Amendment No. 1 to Form SB-2 filed October 3, 2002
5.1	Opinion of Callister Nebeker & McCullough
10.1	Memorandum of Agreement dated June 30, 1976 between Oceanic Exploration Company and Denison Mines Limited	Exhibit 9.2 of the Report on Form 10-K for the year ended September 30, 1976 (SEC File No. 000-06540)
10.2	Letter Agreement dated July 28, 1976 amending Agreement of June 30, 1976	Exhibit 9.3 of the Report on Form 10-K for the year ended September 30, 1976 (SEC File No. 000-06540)
10.3	Amendment dated August 27, 1976 to Agreement of June 30, 1976	Exhibit 9.4 of the Report on Form 10-K for the year ended September 30, 1976 (SEC File No. 000-06540)
10.4	Management Agreement with Cordillera Corporation dated January 1, 2000	Exhibit 10.2 of the Report of Form 10-QSB for the quarter ended March 31, 2000
10.5	Management Agreement with San Miguel Valley Corporation dated January 1, 2000	Exhibit 10.3 of the Report of Form 10-QSB for the quarter ended March 31, 2000
10.10	Office Building lease with Sorrento West Properties, Inc. dated September 1, 2000	Exhibit 10 the Report on Form 10-QSB for the quarter ended September 30, 2000
10.14	Concession Contract between the Portuguese Government (by the Minister for Overseas) and Petrotimor Companhia de Petróleos, S.A. dated December 11, 1974	Exhibit 10.14 of Form SB-2 filed August 19, 2002
10.16	Farm-out Agreement with Enterprise Oil Exploration Limited and NMX Resources (Overseas) Limited dated September 22, 1989	Exhibit 10.4 of the Report on Form 10-KSB for the year ended March 31, 1995
10.17	Letter Agreement with Enterprise Oil Exploration Limited and NMX Resources (Overseas) Limited dated September 22, 1989	Exhibit 10.5 of the Report on Form 10-KSB for the year ended March 31, 1995
10.18	Letter of Indemnification with Enterprise Oil Exploration Limited and NMX Resources (Overseas) Limited dated September 22, 1989	Exhibit 10.6 of the Report on Form 10-KSB for the year ended March 31, 1995
10.20	Cordillera and Affiliated Companies 401(k) Deferred Compensation Plan amended and restated as of January 1, 2001	Exhibit 10.20 of Amendment No. 1 to Form SB-2 filed October 3, 2002
10.21	Cordillera and Affiliated Companies Money Purchase Pension Plan amended and restated as of January 1, 2001	Exhibit 10.21 of Amendment No. 1 to Form SB-2 filed October 3, 2002
10.22	Cordillera and Affiliated Companies 401(k) Deferred Compensation Plan Restated Adoption Agreement for Oceanic Exploration Company and Oceanic Exploration International Properties Corporation effective January 1, 2001	Exhibit 10.22 of Amendment No. 1 to Form SB-2 filed October 3, 2002
10.23	Cordillera and Affiliated Companies Money Purchase Pension Plan Restated Adoption Agreement for Oceanic Exploration Company and Oceanic Exploration International Properties Corporation effective January 1, 2001	Exhibit 10.23 of Amendment No. 1 to Form SB-2 filed October 3, 2002

Exhibit Number	Name of Exhibit	Location
10.24	Service Agreement between Oceanic Exploration Company and Cordillera Corporation dated September 1, 2002	Exhibit 10.24 of Amendment No. 1 to Form SB-2 filed October 3, 2002
10.26	Consulting Agreement between Petrotimor Companhia de Petróleos, S.A. and Harvard International Resources, Ltd. dated October 1, 2003	Exhibit 10.26 of the Report on Form 10-KSB dated December 31, 2003
10.27	Business Consultant Agreement between Petrotimor Companhia de Petróleos, S.A. and Dr. John L. Redmond dated October 1, 2003	Exhibit 10.27 of the Report on Form 10-KSB dated December 31, 2003
10.28	Income Tax Accounting Agreement between NWO Resources, Inc. and Oceanic Exploration Company dated October 1, 2003	Exhibit 10.28 of the Report on Form 10-KSB dated December 31, 2003
10.30	Promissory Note (Line of Credit) between NWO Resources, Inc. and Oceanic Exploration Company dated March 8, 2005	Exhibit 10.30 of the report on Form 10-KSB for the year ended December 31, 2004.
10.31	Promissory Note (Line of Credit) between NWO Resources, Inc. and Oceanic Exploration Company dated March 9, 2006	Exhibit 10.31 of the report on Form 10-KSB for the year ended December 31, 2005.
21.1	Subsidiaries of Oceanic Exploration Company	Exhibit 21.1 of the Registration Statement on Form SB-2, File No. 333-114681.
23.1	Consent of Grant Thornton LLP	Exhibit 23.1 filed May 18, 2006
23.2	Consent of Callister Nebeker & McCullough (included in Exhibit 5.1)
23.3	Consent of Grant Thornton LLP
24.1	Power of Attorney	Signature Page
99.1	Code of Ethics for Directors, Management and Employees	Exhibit 99.1 of the Report on Form 10-KSB for the year ended December 31, 2003.
99.2	Securities Trading Policy/Timely Reporting of Events	Exhibit 99.1 of the Report on Form 10-KSB for the year ended December 31, 2003.